# FOUNDING FUNDAMENTALS

DOLLAR GENERAL CORPORATION

*Annual Report for the year ended February 1, 2002*








DOLLAR GENERAL STORES


THE
STORES
MOST UNUSUAL STORE"
Just!
$1
EVERY DAY

DOLLAR GENERAL CORPORATION

OUR MISSION

# *A Better Life for Everyone!*

OUR NICHE

Small-store convenience and everyday low price

OUR STRATEGY

A customer-driven distributor of consumable basics with uncommon sense; Good people committed to simplicity, courageous development and tough expense control

DOLLAR GENERAL CORPORATION

OUR VALUES

**We believe** in building our Company with persons:

- who have a living commitment to moral integrity;
- whose maturity is evident in:
  - self-assessment;
  - sense of humor;
  - active pursuit of personal mission;
- who respect the dignity and creative potential of others;
- who extend themselves for the DG family while crediting others for success.

**We believe** in leadership which results in team creativity and prompt decision-making close to the action.

**We believe** in emphasizing strengths in a positive and blame-free environment where accountability for mistakes is processed in a personal and team developmental way.

**We value** the results of hard work and strive to make it simple, smart and fun.

**We believe** true success involves mutual gain.

DOLLAR GENERAL CORPORATION

# HURLEY CALISTER TURNER

*May 28, 1915 – November 14, 2000*

The name was Hurley Calister Turner, shortened to Cal Turner. But what is the real significance of a name?

For more than 85 years of dedicated living, my father, the founding entrepreneur of Dollar General Corporation, crafted his name into a powerful, inspiring symbol for the company and its extended family of employees, customers and vendors. My being "Cal, Jr," has certainly vested me with lifelong inspiration for the mission of serving the underserved.



With a near-genius common sense, Cal Turner always moved quickly, decisively and effectively. Humbly saying that he never had an original idea in his whole life, he nevertheless copied "city merchants" well enough to found an entirely new retailing concept.

Today, the Cal Turner name has become a powerful symbolic mandate for the children and the company founded by him. Having known him intimately for 60 of his 85 years, I often referred to him as "the real Cal Turner."

Indeed the person named Cal Turner was real in every way. His love and dedication to the development of others made him a powerful mentor. His stock-in-trade was retailing. Yet his real expertise was life, human nature and real-world productivity.

Remaining in touch with the real world was assured by Cal Turner's reverent commitment to his relationship with customers. Although he had an office in our corporate headquarters, his workspace was in a Dollar General store where he stayed in touch with the salt-of-the-earth customers he was honored to serve.

Cal, Sr.'s respect for employees was heartfelt and endearing. Over the years, my father's family extended well beyond our home on Cherry Street in his beloved Scottsville, Kentucky.

In addition to reporting on our performance and prospects, this annual report pays tribute to our much loved founder. My father and I signed the first annual report in the spring of 1969 and we co-signed the shareholders' message for the next 20 years. In 1989, I signed the shareholders' message to the annual report for the first time as the company's chairman and CEO.

Now, as I did then, I endorse this annual report with Cal, Sr. on my heart and mind, confident that the principles and values on which he founded this company will continue to create unique opportunities for us to provide **a better life for everyone!**



Cal Turner, Jr.

# FINANCIAL HIGHLIGHTS

*(Amounts in thousands except share, per share and other data)*

| | 2001 | 2000 (b) | 1999 | 1998 |
|---|---|---|---|---|
| **SUMMARY OPERATIONS** | | | | |
| Net sales | $ 5,322,895 | $ 4,550,571 | $ 3,887,964 | $ 3,220,989 |
| Income before taxes on income | $ 327,822 | $ 108,647 | $ 294,697 | $ 239,009 |
| Net income | $ 207,513 | $ 70,642 | $ 186,673 | $ 150,934 |
| Diluted earnings per share (a) | $ 0.62 | $ 0.21 | 0.55 | $ 0.45 |
| **FINANCIAL POSITION** | | | | |
| Assets | $ 2,552,385 | $ 2,282,462 | $ 1,923,628 | $ 1,376,012 |
| Working capital | $ 422,496 | $ 586,992 | $ 534,408 | $ 409,564 |
| Property and equipment, net | $ 988,915 | $ 973,094 | $ 837,389 | $ 499,748 |
| Shareholders' equity | $ 1,041,718 | $ 861,763 | $ 845,353 | $ 674,406 |
| Return on average assets (%) | 8.7 | 3.4 | 11.3 | 12.9 |
| Return on average equity (%) | 22.2 | 8.3 | 24.6 | 24.4 |
| **OTHER DATA** | | | | |
| Weighted average diluted shares outstanding (a) | 335,017 | 333,858 | 337,904 | 335,763 |
| Cash dividends per share of common stock (a) | $ 0.13 | $ 0.12 | $ 0.10 | $ 0.08 |
| Company stores | 5,540 | 5,000 | 4,294 | 3,687 |
| Net new stores | 540 | 706 | 607 | 518 |
| Selling square feet | 37,421,000 | 33,871,000 | 28,655,000 | 23,719,000 |

*(a) As adjusted to give retroactive effect to all common stock splits.*
*(b) Includes $162 million in litigation settlement expense.*





The November 14, 2000, death of Cal Turner, my father and our company's founder, is a loss that both the Turner family and the Dollar General family still feel very deeply. Yet, Cal, Sr. continues to be a vital part of our company. The fundamentals that guided his approach to business will have abiding influence on the business of Dollar General Corporation.

My father's death preceded two milestone events for Dollar General. One, while profitable in fiscal 2000, our performance for the year resulted in the fifth year-over-year earnings decline in the Company's 61-year history. Two, on April 30, 2001, we announced the need to restate our financial results for fiscal years 1998 - 2000.

Despite the climate established by our disappointing performance in fiscal 2000 and by the restatement process, we achieved impressive results during fiscal 2001. Our management team understood and believed in our strategy; furthermore, they were in sync with one another from the outset to the end of the year.


Another
Big Saturday
Night

- During fiscal 2001, we achieved a total sales increase of 17.0% and a same store sales increase of 7.3%.
- Net income increased 32.9% over fiscal 2000 (not including restatement-related expenses for both years).
- We continued to pursue an aggressive program of growth in new stores by opening 602 Dollar General stores in 2001. (I am not aware of any other retailer who opened that many stores last year.)

During 2001, we focused on closing the two major gaps that exist in our performance today. One is to implement our strategy at store level better. The other is better management of our inventory. We accomplished a great deal during 2001 in closing these gaps through important technology and merchandising initiatives:

- We installed new satellite technology in approximately 3,700 stores and new registers in approximately 2,500 stores to improve the quality and consistency of data collection and transmission;
- We established UPC inventories in approximately 500 stores, positioning the foundation for better store inventory management;
- We opened a new distribution center in April in Zanesville, Ohio which now serves approximately 770 stores;
- We created a B2B website to communicate with suppliers and transportation providers, improving product flow and distribution center in-stock levels;
- We initiated a process to sell excess and aged inventory and improve inventory turn.

Our results for fiscal 2001 show what can happen when we give our strategy further performance opportunity. We base our confidence for our future prospects on:

- Our strategy - a customer-driven distributor of consumable basics with uncommon sense; good people committed to simplicity, courageous development and tough expense control - is one of the most dynamic growth strategies in retailing.
- Our niche - small store convenience and everyday low price - is underserved by retailing and thus has exceptional growth opportunities.
- Our management team is a combination of fine new talent and significant internal promotions.
- Our employees find true purpose in their work that contributes to a better life for everyone.

A fundamental measure of management talent is its ambition for profitable change. Defined by our values, our company's culture makes us more willing to take on change which may cause short-term glitches, yet nevertheless positions long-term profitable growth.

My father often said he preferred "plan-doers to plan-planners." We believe we have a very sound plan in place, and with Cal Sr.'s principles as our guide, we will be busy doers of a plan which provides a better life for everyone and superior return on shareholders' investment.

Cal Turner, Jr.

Cal Turner, Jr.
Chairman and CEO






FOUNDING FUNDAMENTALS
4
Kellogg's
FROSTED FLAKES
OVER
$1.00
DOLLAR
1
SERVE YOURSELF

# OUR NICHE

*Small store convenience and everyday low price.*

At first, Dollar General's management team was held together and guided by Cal, Sr.'s entrepreneurial spirit. More than 5,000 Dollar General stores later, the company's strategy serves as a consensus-building agenda for management decision-making.

Our business is being in-stock in the daily living necessities our customers purchase frequently. Our powerful niche is: small store convenience and everyday low price.

Our customers have a compelling way of showing they approve of our consumable basics strategy. Sales in highly consumables have more than doubled since 1998, and sales in this division generated a 22% sales increase in 2001.

With national brand quality at exceptional prices, our DG Guarantee® and Clover Valley® private label items offer our customers even greater value. Sales from private label merchandise increased 27% last year.

The average Dollar General store has only 6,700 square feet of selling space, larger than a convenience mart, but significantly smaller than stores of most other retailers. Our stores are neighborhood stores, typically serving a trade area that is no larger than three to five miles from the store.

To better position our stores as a true convenience destination, we began testing a cooler program in approximately 400 Texas and Tennessee stores. Sales from this program, which includes dairy products, luncheon meats, frozen foods and ice cream, increased the average transaction size in these stores and increased sales in nonperishable categories. We intend to expand this program to 1,000 additional stores in 2002.

We strictly adhere to everyday low prices. We don't run off-price promotions, and we don't employ a traditional chain-wide advertising program. As a result, our advertising to sales ratio is less than 0.2%.

We have strictly limited price points - less than 20 in all for more than 3,500 core items. While the breadth of our merchandise mix has required prices above $1, our merchants target price points in even dollar increments. Our customers have come to trust our prices - not only are they easier to add up during a shopping trip, but there is also an honesty about $5 versus $4.99 that our customers respect.

***Dollar General founder Cal Turner, Sr. often said that he never had an original idea of his own; he just copied the good ideas of others! In the mid-1950s, Cal, Sr. noticed the large department stores in Louisville, Kentucky and Nashville, Tennessee ran "Dollar Day" promotions. Cal Sr. thought that customers would surely appreciate a store where "Every Day Is Dollar Day." So in 1955, the very first Dollar General store opened in Springfield, Kentucky. Customers loved the concept then and they still do today!***

This powerful combination of convenience and low price has great growth potential. Since 1996, our growth in new store numbers has averaged almost 16% per year without acquisition. The 3,025 new stores opened during that time represent 54% of our current store base! We've also maintained an active remodel and relocation program.

The opportunity for opening more of these small, convenient stores is bright. By keeping the process simple, we have achieved aggressive, yet profitable growth from new stores. Although our stores do have a variety of shapes and sizes, their layouts are very similar. In addition, our locating primarily in rented space makes our store growth low-risk and more profitable.


FOUNDING FUNDAMENTALS

*A customer-driven distributor of consumable basics.*

As a customer-driven distributor of consumable basics, Dollar General's strategy positions its customer at the center of the decisions made. We have invested in research to define the "typical" Dollar General customer. To us, the most compelling characteristic of this profile is that our typical customer earns less than $30,000 per year, and more than one third earn less than $20,000.

Every day is a struggle for our customer. She has to make choices, tough choices, week-in and week-out. She is pressed for time and often has too much month left at the end of her money.

Good strategy is a template for customer-pleasing change. In 1995, when we first articulated our strategy, we made demands on functions that would be essential to our being in-stock in the merchandise our customer needs -- distribution and technology.

From 1996 to 2001, our growth created a 103% increase in stores and a 226% increase in cartons processed through our supply chain. We have been determined not only to keep pace with that demand, but also to get ahead of it. More than five million square feet of distribution space have been added to a base of two million square feet since 1995. In addition to expanding capacity, the addition of five new distribution centers since 1996 has reduced the average distance from distribution center to store from 450 to 230 miles.

Distribution has changed from being a strategic constraint to a powerful platform for profitable growth.

A sensible plan for investments in technology has helped ensure that we leverage the capital expenditures made in distribution in recent years. Our distribution processes have been automated for several years and are state-of-the-art. By 2000, all seven distribution centers were operating on the Catalyst Warehouse Management System. We use automated replenishment systems to keep our distribution centers in-stock and an automated allocation system to distribute non-core merchandise to our stores.

The sophistication of our distribution center technologies and inventory management processes contributed to a decline in the average distribution center inventory of 25.6% from 1999 to 2001, and an average annual improvement in distribution center inventory turn of 52.2%, from 11.1 turns to 16.9 turns during the same period.

***An urgency propelled Cal, Sr. when he was first getting Dollar General established. He would spend every Saturday night on the phone with his store managers, tallying their sales in order to know how many bills he could pay on Monday. What Cal, Sr. always knew, however, was that nothing pays the bills like pleasing the customer. And while paying the bills was on Cal, Sr.'s mind every Saturday night, serving his customers was always on his heart.***

Our investments in store technology have addressed many issues, perhaps the most important of which is improving the flow of our single largest asset - merchandise inventory.

A chief payback we expect from these investments is higher in-stocks with less inventory. The result, of course, is faster inventory turn and greater return on invested capital. In 2001, retail inventory turns improved from 3.0 to 3.2 times.

In 2000, we installed faster, more reliable scanners in all stores to improve the integrity of POS information. We have also replaced existing cash registers with new IBM registers, a process we are scheduled to complete in all stores during the second quarter of 2002.

After a pilot program involving only three stores in 2000, and a thorough test in nearly 500 stores during 2001, the company will roll-out perpetual inventories to all stores during the first three quarters of 2002. The benefits of this technology are significant, representing an important step forward in getting the right amount of merchandise to the right store at the right time. Perpetual inventories will also serve as the foundation for auto-replenishment in the future.

FOUNDING FUNDAMENTALS




51 A

# OUR MISSION

*A better life for everyone!*

Nearly 50 years after the first Dollar General store opened, we remain convinced there is great potential in our niche. Our strategy is well understood by management. The key to capitalizing on the potential inherent in our niche is the successful implementation of that strategy.

Over the last five years, we have made significant investments in all areas of our business except one: store-level execution. We re-focused our efforts on raising store standards in 2001. The intensity of those efforts will escalate in 2002 as we seek to deliver profitable growth through improved store performance.

1. **We will further invest in our stores and increase store standards.**

This year, we will improve store standards and the execution of merchandising initiatives through the implementation of seven key processes: ordering, receiving, stocking, presentation, selling, support and staffing. We will invest in store staffing and adjust compensation to better attract and retain qualified personnel. And, we will focus on reducing store shrink through strengthened controls and the creation of a field loss prevention team.

2. **We will establish perpetual inventories in all stores.**

By the end of September of this year, we plan to have established perpetual inventories in all of our stores. This program should improve our in-stock position, increase sales, lower inventory (thereby increasing turn) and lower distribution center costs.

***Before he opened the first Dollar General store, Cal, Sr.'s retail career was a mixture of success and failure. One of his first stores closed before its first anniversary because, according to Cal, Sr., "no one knew what a nice fella I was!" With that kind of business history in the back of his mind, Cal, Sr. wasn't dreaming of 5,000 stores when he opened the first Dollar General in 1955 in Springfield, Kentucky. Even so, he was convinced of great potential in a neighborhood store with uncommon value and a simple format.***

3. **We will reduce excess inventory through our markdown program.**

During the restatement process, we identified certain excess inventory in our stores. Our objective is to sell this inventory by the end of 2002. Our budget provides for markdowns for hardlines, after-season events and, of course, apparel. We will carefully analyze our markdown performance, and we will take additional markdowns as needed.

4. **We will implement our new merchandise planning system.**

We will continue the strides we have made in managing our inventory by implementing - and leveraging - our Arthur Merchandise System. This system will enable us to:

- ☐ Reduce order cycle time, and
- ☐ Improve merchandise planning, allocations and monitoring.

Clearly, we have significant growth opportunity ahead of us. Our strategy is exciting and unusual. Our short-term implementation has always been aggressive - and perhaps always will be.

Motivated by our mission - *A Better Life for Everyone!* - we will always aggressively undertake exciting change. Dollar General management has exciting willingness to take on change that leads to long-term profitable growth.

Our values set the climate for a team approach to the work that makes us resilient and creative. The founding fundamentals of Cal Turner, Sr. solidly position the fundamentals for an exciting future for Dollar General Corporation.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## General

*Accounting Periods.* The following text contains references to years 2002, 2001, 2000 and 1999, which represent fiscal years ending or ended January 31, 2003, February 1, 2002, February 2, 2001 and January 28, 2000, respectively. There were 53 weeks in the fiscal year ended February 2, 2001. There were 52 weeks in the fiscal years ended February 1, 2002 and January 28, 2000. There will be 52 weeks in the fiscal year ended January 31, 2003. This discussion and analysis should be read with, and is qualified in its entirety by, the consolidated financial statements and the notes thereto. Please note that, by means of its Annual Report on Form 10-K for the fiscal year ended February 2, 2001 filed on January 14, 2002, the Company has restated its financial statements for fiscal years 1999 and 1998, as well as certain unaudited financial information for fiscal year 2000 that had been previously released by the Company. The following discussion reflects the results of that restatement.

*Overview of 2001.* During 2001, Dollar General increased its net sales by 17.0%, primarily as a result of its continued rapid pace of new store openings. From 1999 through 2001, the Company had a compound annual net sales growth rate of 18.2%. Same-store sales increased 7.3% in 2001, as compared with increases of 0.9% and 6.4% in 2000 and 1999, respectively.

As discussed further below, management believes that the Company's relatively strong operating performance in 2001 was due in part to improved in-stock conditions and various merchandising initiatives which helped generate additional sales at acceptable gross profit rates.

The year 2001 marked the fourteenth consecutive year that the Company increased its total number of store units. The Company opened 602 new stores in 2001, compared with 758 in 2000 and 646 in 1999, and remodeled or relocated 78 stores, compared with 237 in 2000 and 409 in 1999. During the last three years, the Company has opened, remodeled or relocated 2,730 stores, accounting for approximately 49% of the total stores as of February 1, 2002. The Company ended fiscal 2001 with 5,540 stores.

In 2001, new stores, remodels and relocations, net of 62 closed stores, added an aggregate of approximately 3.5 million selling square feet to the Company's total sales space. As a result, the Company had an aggregate of approximately 37.4 million selling square feet at the end of the year. The average new store opened in 2001 had approximately 6,500 selling square feet compared to approximately 6,900 selling square feet for new stores opened in 2000. Virtually all of the new stores opened in 2001 are subject to traditional operating lease arrangements. The Company opened its seventh DC in Zanesville, Ohio in April of 2001.

The Company currently expects to open approximately 600 new stores and close 60 to 80 stores in 2002, and to remodel or relocate approximately 100 stores. The Company will continue to focus on opening new stores in towns with populations of 20,000 or fewer and within 250 miles of its DCs. The Company expects its new stores to be subject to operating lease arrangements. Capital expenditures related to new store openings will be financed through a combination of operating cash flow and credit facilities.

Store investment and infrastructure upgrades continued to be priorities in 2001. At February 1, 2002, the systems to support perpetual inventories were installed in approximately 4,800 stores. Management expects to have the systems to support perpetual inventories in all stores by the end of 2002, and to begin implementation in 2003. A perpetual inventory allows the Company to track store level inventory at the SKU level, which should result in better inventory management. Additionally, management expects to enhance store communications and improve customer service through the installation of satellite communications technology. At February 1, 2002 such technology was installed in approximately 3,500 stores. The Company expects to complete the rollout of its satellite technology in all stores in 2002. The Company acquired a new merchandise planning and allocation system in 2001 that improves its ability to prepare sales, inventory and margin plans. The Company also established a business-to-business website in 2001 for use in communicating with transportation carriers to move loaded trailers to the DCs.

## Critical Accounting Policies

As discussed in Note 1 to the Consolidated Financial Statements, inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories.

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markups, markdowns, and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate cost figures. Factors that can lead to distortion in the calculation of the inventory balance include applying the RIM to a group of products that is not fairly uniform in terms of its cost and selling price relationship and turnover, and applying RIM to transactions over a period of time that includes different rates of gross profit, such as those relating to seasonal merchandise. To reduce the potential of such distortions in the valuation of inventory from occurring, the Company's RIM utilizes 10 departments in which fairly homogenous classes of merchandise inventories having similar gross margins are grouped. In addition, failure to take markdowns currently can result in an overstatement of cost under the lower of cost or market principle. During fiscal 2000, the Company recorded markdowns that had not been taken and which served to reduce inventories to lower of cost or market by approximately $21.5 million.

Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

The Company is collecting SKU level inventory information at each of its stores during 2002 in an effort to establish an item-based perpetual inventory system. In conjunction with this undertaking, the Company will be expanding the number of departments it utilizes for its gross margin calculations. As noted above (see "-Overview of 2001"), management expects to implement its new inventory system in 2003. These changes may impact the RIM calculation results in fiscal 2003 and in subsequent years.

**Results of Operations**

The following discussion of the Company's financial performance is based on the Consolidated Financial Statements set forth herein.

*Net Sales.* Net sales totaled $5.32 billion for 2001, $4.55 billion for 2000 and $3.89 billion for 1999, representing annual increases of 17.0% in 2001, 17.0% in 2000 and 20.7% in 1999. The increases resulted primarily from 540 net new stores and a same-store sales increase of 7.3% in 2001; 706 net new stores and a same-store sales increase of 0.9% in 2000; and 607 net new stores and a same-store sales increase of 6.4% in 1999.

The Company tracks its sales internally by four divisions: highly consumable, hardware and seasonal, basic clothing and home products. Total sales in the highly consumable department increased by 22.5%, 26.1% and 46.4% in 2001, 2000 and 1999, respectively. Total sales in the hardware and seasonal department increased by 25.8%, 10.2%, and 6.0% in 2001, 2000 and 1999, respectively. Total sales in the basic clothing department increased by 5.0%, 14.9% and 23.2% in 2001, 2000 and 1999, respectively. Total sales in the home products department experienced annual changes of (0.6)%, 0.5% and (10.7)%, respectively.

The Company attributes the 7.3% same-store sales increase that it achieved in 2001 to a number of factors, including but not limited to: an improved in-stock position; an increase in the number of stores offering perishable products from 20 in 2000 to approximately 400 by the end of 2001; strong sales of seasonal merchandise resulting in part from additional floor space dedicated to such items as part of the store reset program, described below, that was undertaken in 2000; and expanded offerings in certain highly consumable categories including home cleaning, paper products and pet supplies.

The Company believes that the lower same store sales increase in 2000 was due primarily to the disruptive effect of a comprehensive store reset program designed to improve the product mix and appearance of its stores, which affected the vast majority of the store base. Other factors that may have had an impact on the lower same store sales increase in 2000 include a change in store ordering procedures from a manual process to a new automated system relying on the scanning of shelf tags, which may have been an additional cause of the sporadic out-of-stock conditions experienced by the Company during this period, and a general softening of economic conditions.

The relatively strong same store sales increase in 1999 was due primarily to the Company's ongoing shift in emphasis to the consumable basics segment of its business.

*Gross Profit.* Gross profit for 2001 was $1.51 billion, or 28.4% of sales, compared with $1.25 billion, or 27.5% of sales in 2000 and $1.09 billion, or 28.1% of sales in 1999. The improvement in the gross profit rate in 2001 as compared to 2000 is due primarily to the $21.5 million effect of a markdown recorded in 2000. As described in Note 3 to the Consolidated Financial Statements (see Item 8), the markdown in 2000 resulted from the identification by the Company of certain excess inventories that it believes will require a markdown to assist with their disposition by the conclusion of 2002. There can be no assurance that the Company will be able to sell all of this inventory by the end of 2002 without marking down the inventory at issue in amounts exceeding the markdown recorded to date. The Company also improved its initial margin on inventory purchases by 48 basis points in 2001 as compared against 2000. The Company was able to make particular improvements in its inventory margin in the housewares, seasonal and mens and boys clothing product lines.

The decline in the gross profit rate in 2000 as compared to 1999 was due primarily to the $21.5 million effect of the markdown described above.

Inventory shrinkage calculated at the retail value of the inventory, as a percentage of sales, was 2.90% in 2001, 2.80% in 2000, and 2.62% in 1999. The Company's goal is to maintain a shrink rate in the range of 1.75% to 2.00%. In 2001 the Company appointed approximately 25 financial control specialists to assist its stores with various shrinkage reduction efforts. These financial control specialists are focusing on activities such as investigating missing cash deposits and evaluating the processes in stores with consistently poor shrinkage results.

Distribution and transportation costs decreased by 35 basis points as a percentage of sales in 2001 as compared to 2000, and increased by 16 basis points in 2000 as compared to 1999. The reduction in distribution and transportation costs as a percentage of sales in 2001 is due primarily to a relatively modest increase in transportation costs during a period of increased sales. Factors contributing to this result in 2001 included the opening of the Zanesville, Ohio DC, which supported continued expansion in the number of stores with only a modest increase in store delivery miles, increased trailer utilization as a result of improved routing, and lower fuel costs. The increase in distribution and transportation costs as a percentage of sales in 2000 was due in part to the additional fixed costs associated with establishing the Fulton and Alachua distribution centers, which were opened in 1999 and 2000, respectively.

***Selling, General and Administrative Expense.*** Total selling, general and administrative ("SG&A") expense as a percentage of net sales was 21.3% in 2001, compared with 20.5% in 2000 and 19.9% in 1999. SG&A expense for 2001 was $1.14 billion, an increase of 21.5% compared to 2000. SG&A expense in 2000 was $934.9 million, an increase of 21.0% over the 1999 total of $772.9 million.

The 80 basis point increase in SG&A expense as a percentage of net sales experienced in 2001 was due in part to $28.4 million in expenses incurred in such year, including professional service fees, related to the restatement of the Company's financial statements described above in Item 3. There were no such expenses in 2000, and such expenses were in addition to the litigation settlement expense described below that was recorded in 2000. The increase in SG&A expense in 2001 was also attributable in part to a 19.4% increase in labor expenses at the Company's retail stores, which was in excess of the Company's sales increase of 17.0%. The increased labor expenses incurred in 2001 resulted from a decision by the Company's management to spend additional funds in this area in order to attract and retain the talented employees necessary to improve store conditions. The restatement related expenses and the increased store labor costs together accounted for a 69 basis point increase in SG&A expense. Excluding the restatement-related expenses, SG&A expense in 2001 would have been $1.11 billion, or 20.8% of sales, an increase of 18.4% over the prior year.

The 66 basis point increase in SG&A expense as a percentage of net sales experienced in 2000 was due in part to the fact that store labor, store depreciation and amortization, and store utilities experienced annual increases of 22.9%, 44.4% and 27.8%, respectively, which were all in excess of the Company's sales increase of 17.0%. The increase in store labor as a percentage of sales was due principally to the additional hours required to complete the store reset program described above (see "-Net Sales"), and the general weakness of same store sales. The increase in store depreciation and amortization expense as a percentage of sales was a result of the number of new stores subject to capital leases.

***Litigation Settlement Expense.*** The Company recorded $162.0 million in 2000 for the proposed settlement of the restatement-related shareholder class action litigation. (See Item 3). No litigation settlement expense was recorded in 2001.

*Interest Expense.* In 2001, interest expense was $45.8 million, compared with $45.4 million in 2000 and $25.9 million in 1999. The increase in interest expense in 2000 as compared to 1999 resulted from the net addition of $213.6 million in various long-term obligations during 2000.

The average daily total debt outstanding in 2001 was $738.8 million at an average interest rate of 6.25%. The average daily total debt outstanding in 2000 was $710.3 million at an average interest rate of 7.2%. The average total debt outstanding in 1999 was $454.0 million at an average interest rate of 6.0%.

*Provision for Taxes on Income.* The effective income tax rates for 2001, 2000 and 1999 were 36.7%, 35.0% and 36.7%, respectively. The reduction in the effective tax rate in 2000 was due to the 38.9% marginal tax rate applied against the litigation settlement expense. Excluding the tax impact of the litigation settlement expense, the effective tax rate in 2000 was 37.3%.

*Cross References.* References in this section to "Item 3" and "Item 8" refer to the discussion under such items in the Company's Annual Report on Form 10-K for the 2001 fiscal year.

**Liquidity and Capital Resources**

*Capital Structure.* The Company has accessed capital through public debt, bank financings, long-term leases and financing obligations. In 2001, the Company financed its short-term working capital needs through cash flow from operations and existing cash balances. The Company has historically satisfied its working capital needs by utilizing seasonal lines of credit and its revolving credit agreement in addition to its existing cash balances and cash flow from operations. The Company's various seasonal lines of credit expired during 2001 and the Company elected not to renew them. At February 1, 2002 the Company had a $175 million revolving credit agreement which was not utilized during 2001. The revolving credit facility has two financial covenants, a fixed charge test and a leverage test. The leverage test was amended in 2000 to provide the Company with increased operating flexibility. As of February 1, 2002, the revolving credit facility was priced at LIBOR plus 102.5 basis points. As of February 1, 2002 the Company had no revolving loans outstanding and was in compliance with the financial covenants under the revolving credit facility. The revolving credit facility expires in September 2002. Until the restatement-related legal proceedings referred to previously and in Note 8 to the Consolidated Financial Statements are resolved, the Company may need waivers in order to draw on the revolving credit facility. The Company's total debt as of February 1, 2002 was $735.1 million, compared with $729.8 million as of February 2, 2001, and $516.2 million as of January 28, 2000.



In June 2000, the Company issued $200 million of 8 5/8% notes to repay outstanding short-term borrowings and for general corporate purposes. The notes are unsecured and guaranteed by all of the Company's subsidiaries. The notes have certain restrictive covenants, including limitations on secured indebtedness and certain sale and leaseback transactions.

As of February 1, 2002, the Company had $383 million outstanding under two synthetic lease facilities (the "Facilities") maturing in September 2002, one with $212 million in outstanding capital leases and the other with $171 million in outstanding capital leases. The leases allow for the use and occupancy of certain real property, including approximately 400 retail stores, two distribution centers and the Company's headquarters in Goodlettsville, Tennessee. The Company plans to purchase the properties from the lessor at the maturity of the Facilities. The Company is currently working on a plan to refinance the lease obligations. The Facilities have the same two financial covenants as the revolving credit facility, a fixed charge test and a leverage test. The facility with $212 million in outstanding capital leases is funded by a syndicate of financial institutions; borrowings under the facility were priced at LIBOR plus 102.5 basis points as of February 1, 2002. The pricing spread over LIBOR fluctuates based on the Company's debt ratings as published by the debt rating agencies. The Company's spread over LIBOR increased to 102.5 basis points from 15 basis points as part of the October 19, 2001, waiver and amendment as described below. The facility with $171 million in outstanding capital leases is funded by commercial paper issued at prevailing market rates by a commercial paper funding entity and is secured by a letter of credit facility.

In June 2000, distribution centers in Indianola, Mississippi and Fulton, Missouri were purchased from the Facilities and sold in sale-leaseback transactions resulting in twenty-two year, triple net leases with renewal options for an additional thirty years. These were refinanced to bolster liquidity and diversify sources of funds.

Throughout 2001, the Company obtained waivers from its lenders to, among other things, extend the requirement to deliver its audited 2000 financial statements, and unaudited 2001 quarterly financial statements, as a result of delays related to the restatement described above. The Company executed waivers with its lenders under the Facilities and revolving credit facility on May 10, 2001, June 8, 2001, and July 27, 2001, a waiver and amendment on October 19, 2001, and waivers on December 28, 2001, and January 10, 2002. The June 8, 2001, waiver prohibited the Company from repurchasing its shares and limited its capital expenditures to $160 million for the period commencing on February 2, 2001, and concluding with the delivery of the restated financial statements. The October 19, 2001, amendment increased the pricing on the synthetic lease with $212 million in outstanding capital leases and the revolving credit facility from 15 basis points over LIBOR to 102.5 basis points over LIBOR, and accelerated the maturity of the second synthetic lease to September 2002 from June 2004. The Company executed waivers with the lenders under the Indianola, Mississippi and Fulton, Missouri distribution center leases on May 7, 2001, May 11, 2001, June 8, 2001, July 30, 2001, October 31, 2001, December 31, 2001, and January 10, 2002. In addition, the Company executed waivers with the lenders under the Ardmore and South Boston distribution center leases on January 10, 2002, and the lender under the Company's airplane lease on December 21, 2001, and January 7, 2002. The Company paid a total of approximately $1.6 million in fees for all of the waivers and amendments, which were recorded in SG&A expense.

The Company has entered into an amended settlement agreement with the lead plaintiffs in the restatement-related class action lawsuits brought against the Company and its officers and directors. See Note 8 to the Consolidated Financial Statements. Such agreement provides for the payment by the Company to the class action plaintiffs of $162 million. This expense was accrued by the Company in the fourth quarter of the 2000 fiscal year. The Company expects such amount will be disbursed in the second or third quarter of 2002, and will be funded out of operating cash flow, on-hand cash balances and the proceeds of insurance relating to the settlement of the class action and derivative litigation (see Note 8 to the Consolidated Financial Statements).

*Cash Flow.* In 2001, cash provided from operations and existing cash balances provided the resources required to support operations, capital expenditures and working capital requirements. The Company did not utilize its revolving credit facility in 2001. The Company's only borrowing in 2001 under a seasonal line of credit occurred on September 12, 2001 due to a temporary lack of access to certain of its investment accounts resulting from the events of September 11, 2001. Until the restatement-related legal proceedings referred to previously and in Note 8 to the Consolidated Financial Statements are resolved, the Company may need a waiver in order to draw on the revolving credit facility.

Net cash provided by operating activities for fiscal 2001 was $265.6 million, as compared to $215.5 million for fiscal 2000 and $196.7 million for fiscal 1999. Cash flow from operations for fiscal 2001 compared to fiscal 2000 increased by $50.1 million due principally to the improvement in operating performance in 2001 as described above (see "-Net Sales"). Cash flow from operations for fiscal 2000 compared to fiscal 1999 increased by $18.8 million due principally to a reduction in the amount of cash used to purchase inventory and an increase in accrued expenses and other.

Net cash flows used in investing activities was $124.1 million in 2001, versus $119.0 million in 2000 and $139.0 million in 1999. Capital expenditures for 2001 totaled $125.4 million, compared with $216.6 million for 2000 and $142.1 million for 1999. The Company opened 602 new stores and relocated or remodeled 78 stores at a cost of $55.8 million in 2001, compared with opening 758 new stores and relocating or remodeling 237 stores at a cost of $112.7 million in 2000. The decrease in 2001 in store-related capital expenditures was due to the smaller number of projects completed in 2001 and the construction of approximately 72 Company-owned stores in 2000 versus no such construction in 2001. Capital expenditures for new, relocated and remodeled stores totaled $72.7 million in 1999.



The Company spent approximately $31.7 million on systems-related capital projects in 2001 including $10.0 million for satellite technology and $8.3 million for new point-of-sale cash registers.

The Company spent approximately $6.6 million on distribution-related capital expenditures in 2001 as compared to $49.3 million in 2000 and $43.2 million in 1999. The 2000 expenditures related primarily to costs associated with the new DCs in Alachua, Florida, and Zanesville, Ohio. The 1999 expenditures resulted primarily from costs associated with the expansion of the Ardmore, Oklahoma DC and the purchase of new delivery trailers.

Capital expenditures during 2002 are projected to be approximately $150 million. The Company anticipates funding its 2002 capital requirements with cash flow from operations.

Net cash provided by / (used in) financing activities was $(42.3) million, $11.0 million and $(30.6) million in fiscal 2001, 2000 and 1999 respectively. Cash used in fiscal 2001 from financing activities primarily reflected the payment of $42.5 million of cash dividends. Cash provided in fiscal 2000 from financing activities reflected the $200 million of notes issued in June 2000, partially offset by the payment of $42.2 million of cash dividends, the repurchase of $63.0 million of common stock, and the repayment of $112.3 million of long-term obligations related primarily to two of the Company's DCs. Cash used in fiscal 1999 by financing activities reflected the repurchase of $50.8 million of common stock and the payment of $33.8 million of dividends, offset partially by $38.8 million of cash proceeds from the exercise of stock options.

As noted above, in September 2002 the Company's synthetic leases, in the amount of $383 million, will mature and the Company's $175 million revolving credit facility will expire. The Company expects to refinance the synthetic lease obligations and to replace the revolving credit facility prior to such date. The Company also expects to fund in the second or third quarter of 2002 $162 million in settlement of the class action litigation, as further discussed above. The Company believes that its existing cash balances, cash flow from operations and its ongoing access to the capital markets will provide sufficient financing to meet these obligations, as well as the Company's other foreseeable liquidity and capital resource needs. However, there can be no assurance that the Company will be able to obtain financing in the amounts that it requires or that the terms of such financing will be as attractive as the terms on which the Company has obtained financing in the past. Please refer to "Forward Looking Statements / Risk Factors" for a discussion of issues that could adversely impact the Company's financial position or its ability to obtain financing.

The following table summarizes the Company's significant contractual obligations and estimated litigation settlement payable as of February 1, 2002, which excludes the effect of imputed interest (in thousands):

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total | < 1 yr | 1-3 yrs | 4-5 yrs | > 5 yrs |
| Long-term debt | $ 200,052 | $ 52 | $ - | $ - | $ 200,000 |
| Capital lease obligations | 460,807 | 406,085 | 30,957 | 17,537 | 6,228 |
| Financing obligations | 210,910 | 9,283 | 18,566 | 18,566 | 164,495 |
| Operating leases | 701,808 | 177,948 | 250,186 | 103,426 | 170,248 |
| Litigation settlement | 162,000 | 162,000 | - | - | - |
| Capital expenditures | 30,000 | 30,000 | - | - | - |
| Total contractual cash obligations | $ 1,765,577 | $ 785,368 | $299,709 | $139,529 | $ 540,971 |

See Note 2 to the Consolidated Financial Statements for a discussion of amounts outstanding under commercial letters of credit.

### Effects of Inflation and Changing Prices

The Company believes that inflation and/or deflation had a minimal impact on its overall operations during 2001, 2000 and 1999.

### Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company began applying the new accounting rules on February 2, 2002. The adoption of SFAS No. 141 and No. 142 will not have a material impact on the Company's financial position or results of operations.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" in June 2001. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. Accordingly, the Company will adopt this statement on February 1, 2003. The Company believes the adoption of SFAS 143 will not have a material impact on its Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company adopted this statement on February 2, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company believes the adoption of SFAS No. 144 will not have a material impact on its Consolidated Financial Statements.

## Forward Looking Statements / Risk Factors

This discussion and analysis contains historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company believes the assumptions underlying these forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties. These risks include, but are not limited to, the following:

*The Company's reputation and financial condition could be affected by the restatement.* As previously described in the Company's Annual Report on Form 10-K for the 2000 fiscal year, on April 30, 2001, the Company announced that it had become aware of certain accounting issues that would cause it to restate its audited financial statements for fiscal years 1998 and 1999, and to revise the unaudited financial information for the 2000 fiscal year that had been previously released by the Company. Following this announcement, more than 20 purported class action lawsuits were filed against the Company and certain current and former officers and directors of the Company, asserting claims under the federal securities laws. These lawsuits have been consolidated into a single action pending in the United States District Court for the Middle District of Tennessee. In addition, six purported shareholder derivative lawsuits have been filed in Tennessee State Court against certain current and former Company directors and officers and Deloitte & Touche LLP, the Company's former independent accountant, and two purported shareholder derivative lawsuits have been filed in the United States District Court for the Middle District of Tennessee against certain current and former Company directors and officers alleging that they breached their fiduciary duties to the Company. The Company has also been notified that the SEC is conducting an investigation into the circumstances that gave rise to the Company's April 30, 2001, announcement.

As discussed in Note 8 to the Consolidated Financial Statements, the Company has entered into settlement agreements with the purported class action plaintiffs and with the lead counsel in the lead shareholders derivative action. However, such settlement agreements are subject to conditions, including the completion of confirmatory due diligence and court approval. In the event that these settlement agreements do not become effective, the Company will incur additional significant expenditures in defending itself and the Company may be exposed to financial losses in excess of the amounts that the Company has agreed to pay in the settlement agreements. In addition, the publicity surrounding the litigation and the SEC investigation could affect the Company's reputation and have an impact on its financial condition.

*The Company's business is modestly seasonal with the highest sales occurring during the fourth quarter, and adverse events during the fourth quarter could therefore affect the Company's financial condition.* The Company realizes a large portion of its net sales and net income during the Christmas selling season. In anticipation of the holidays, the Company purchases substantial amounts of seasonal inventory and hires many temporary employees. If for any reason the Company's net sales during the Christmas selling season were to fall below seasonal norms, a seasonal merchandise inventory imbalance could result. If such an imbalance were to occur, markdowns might be required to minimize this imbalance. The Company's profitability and operating results could be adversely affected by unbudgeted markdowns.

Adverse weather conditions or other disruptions during the peak Christmas season could also affect the Company's net sales and could make it more difficult for the Company to obtain sufficient quantities of merchandise from its suppliers.

*Competition in the retail industry could limit the Company's growth opportunities and reduce its profitability.* The Company competes in the discount retail merchandise business, which is highly competitive. This competitive environment subjects the Company to the risk of reduced profitability resulting from reduced margins required to maintain the Company's competitive position. The Company competes with discount stores and with many other retailers, including mass merchandise, grocery, drug, convenience, variety and other specialty stores. Some of the nation's largest retail companies operate stores in areas where the Company operates. The Company's direct competitors in the dollar store retail category include Family Dollar, Dollar Tree, Fred's, and various local, independent operators. Competitors from other retail categories include CVS, Rite Aid, Walgreens, Eckerds, Wal-Mart and Kmart. The discount retail merchandise business is subject to excess capacity and some of the Company's competitors are much larger and have substantially greater resources than the Company. The competition for customers has intensified in recent years as larger competitors, such as Wal-Mart and Kmart, have moved into the Company's geographic markets. The Company remains vulnerable to the marketing power and high level of consumer recognition of these major national discount chains. The Company expects a further increase in competition from these national discount retailers.

*The Company's financial performance is sensitive to changes in overall economic conditions that may impact consumer spending.* The general slowdown in the United States economy may adversely affect the spending of the Company's consumers, which would likely result in lower net sales than expected on a quarterly or annual basis. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, fuel and energy costs, interest rates, and tax rates, could also adversely affect the Company's business by reducing consumer spending or causing consumers to shift their spending to other products.

*The Company's business is dependent on its vendors.* The Company believes that it has generally good relations with its vendors and that it is generally able to obtain attractive pricing and other terms from vendors. If the Company fails to maintain good relations with its vendors, it may not be able to obtain attractive pricing with the consequence that its net sales or profit margins would be reduced. The Company may also face difficulty in obtaining needed inventory from its vendors because of interruptions in production or for other reasons, which would adversely affect the Company's business.

*The efficient operation of the Company's business is heavily dependent on its information systems.* As part of its technology update, the Company installed new flatbed scanners in all of its stores and is in the process of installing new IBM registers and checkouts. The Company depends on a variety of other information technology systems for the efficient functioning of its business. The Company relies on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support the Company's business. The software programs supporting many of the Company's systems were licensed to the Company by independent software developers. The inability of these developers to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of the Company's operations if it were unable to convert to alternate systems in an efficient and timely manner.

*The Company is subject to interest rate risk.* The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The Company may utilize a credit facility to fund working capital requirements, which is comprised of variable rate debt. See below, "Quantitative and Qualitative Disclosures About Market Risk."

*The Company is dependent upon the smooth functioning of its distribution network.* The Company relies upon the ability to replenish depleted inventory through deliveries to its distribution centers from vendors, and from the distribution centers to its stores by various means of transportation, including shipments by air, sea and truck on the roads and highways of the United States. Long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of service will adversely affect the Company's business.

*The Company is dependent on the continued availability of capital to support its business.* As discussed above, in September 2002 the Company's synthetic leases, in the amount of $383 million, will mature and the Company's $175 million revolving credit facility will expire. The Company also expects to fund in the second or third quarter of 2002 $162 million in settlement of the class action litigation, as further discussed above. In addition, the Company will continue to need capital to support its plans for future growth. A decline in the Company's generation of cash flow or the inability of the Company to obtain financing from third parties would have a material adverse effect on the Company.

On October 2, 2001, Standard & Poor's lowered the Company's corporate credit, senior unsecured debt and senior unsecured bank loan ratings from BBB+ to BBB-; as the date hereof, these ratings remain on CreditWatch with negative implications. On October 2, 2001, Moody's Investors Service, Inc. also lowered the Company's senior unsecured credit rating, from Baa2 to Ba1, which rating is on review for further possible downgrades. Credit ratings are generally used by investors to assess the ability of a company to meet its obligations. The downgrade in the Company's credit ratings may affect the Company's ability to obtain financing in the future, and will also affect the terms of any such financing.

Moreover, in order to issue debt securities to the public, the Company will have to comply with the registration requirements of the Securities and Exchange Commission, including among other things the requirement that the Company disclose "Selected Financial Information" for a period of five fiscal years. This may require the Company to restate its financial statements for periods prior to the 1998 fiscal year. Unless and until it is able to do so, the Company will not be able to access the public capital markets and as a result will be limited to non-public sources of financing, which may result in increased costs, less favorable terms, and/or lesser availability than might be obtainable in the public capital markets.

*Caution should be taken not to place undue reliance on forward-looking statements made herein, since the statements speak only as of the date they are made. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.*








## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Financial Risk Management

The Company is exposed to market risk primarily from adverse changes in interest rates. To minimize such risk, the Company may periodically use financial instruments, including derivatives. As a matter of policy, the Company does not buy or sell financial instruments for speculative or trading purposes and all financial instrument transactions must be authorized and executed pursuant to Board of Directors approval. All financial instrument positions taken by the Company are used to reduce risk by hedging an underlying economic exposure. Because of high correlation between the financial instrument and the underlying exposure being hedged, fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure. The financial instruments used by the Company are straightforward instruments with liquid markets.

The Company has cash flow exposure relating to variable interest rates, primarily associated with its revolving line of credit and certain lease obligations, and seeks to manage this risk through the use of interest rate swaps. The primary interest rate exposure on variable rate obligations is based on the London Interbank Offered Rate ("LIBOR").

At February 1, 2002, and February 2, 2001, the fair value of the Company's debt, excluding capital lease obligations, was estimated at approximately $260.0 million and $295.9 million, respectively, based on the estimated market value of the debt at those dates. Such fair value is less than the carrying value of the debt at February 1, 2002, and February 2, 2001, by approximately $35.6 million and $0.7 million, respectively.

At February 1, 2002, the Company was party to an interest rate swap agreement with a notional amount of $100 million. The Company designated this agreement as a hedge of its floating rate commitments relating to a portion of its synthetic lease agreements. Under the terms of the agreement, the Company will pay a fixed rate of 5.60% and will receive a floating rate (LIBOR) on the $100 million notional amount through September 1, 2002. The fair value of the interest rate swap agreement was $(2.6) million at February 1, 2002. The counterparty to the Company's interest rate swap agreement was a major financial institution. The Company is exposed to credit risk in the event of non-performance by such counterparty, the amount of which exposure is limited to the unpaid portion of amounts due to the Company pursuant to the interest rate swap agreement, if any. Although there are no collateral requirements if a downgrade in the credit rating of the counterparty occurs, the Company believes that its exposure is mitigated by provisions in the interest rate swap agreement that allow the Company to offset any amounts payable by the Company to the counterparty with any amounts due to the Company from the counterparty.

At February 2, 2001, the Company was party to the same interest rate swap agreement with a notional amount of $100 million. Under the terms of the agreement, the Company paid the same fixed rate of 5.60% and received the same floating rate (LIBOR) on the $100 million notional amount. The fair value of the interest rate swap agreement was $(0.4) million at February 2, 2001.

In fiscal 2001, as required by SFAS 133, the Company recorded the fair value of the interest rate swap in the balance sheet, with the offsetting, effective portion of the change in fair value recorded in Other Comprehensive Income, a separate component of Shareholders' Equity. Amounts recorded in Other Comprehensive Income were reclassified into earnings, as an adjustment to interest expense, in the same period during which the hedged synthetic lease agreements affected earnings. In fiscal 2000, as required by the accounting literature for derivatives and hedging instruments in effect at that time, the Company recognized any differences paid or received on interest rate swap agreements as adjustments to interest expense.

Based upon the Company's variable rate borrowing levels, a 1% change in interest rates would have resulted in a pretax loss in earnings and cash flows of approximately $2.8 million and $2.6 million, including the effects of interest rate swaps, in 2001 and 2000, respectively. In 2002, the Company does not anticipate the potential loss due to a 1% change in interest rates to vary materially from the estimated impact in 2001.

REPORT OF MANAGEMENT

The management of Dollar General Corporation is responsible for the preparation of the consolidated financial statements and other information contained in this Annual Report to Shareholders. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts that are necessarily based upon management's best estimates and judgments, as appropriate. The Company's independent auditors, Ernst & Young LLP, consider the Company's internal control systems for the purpose of determining the nature, timing and extent of procedures necessary for expressing an independent opinion as to the fairness of the presentation of the consolidated financial statements. Their report is presented below.

The Company maintains internal control systems, policies and procedures designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and properly recorded, and accounting records may be relied upon for the preparation of financial information. The internal control systems, including an internal audit function, contain self-monitoring mechanisms and actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations and, therefore, can provide only reasonable assurance with respect to financial statement preparation.

The Board of Directors has an Audit Committee comprised entirely of outside directors. The Audit Committee meets periodically and independently with management, internal auditors and Ernst & Young LLP to discuss and review the Company's consolidated financial statements and internal controls. In addition, the full Board of Directors regularly reviews management reports covering all aspects of the Company's financial condition. Both the internal auditors and Ernst & Young LLP have unrestricted access to the Audit Committee.



Donald S. Shaffer
President and Chief Operating Officer



James J. Hagan
Executive Vice President and Chief Financial Officer

March 18, 2002

---

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Dollar General Corporation
Goodlettsville, Tennessee

We have audited the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries as of February 1, 2002 and February 2, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 1, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar General Corporation and subsidiaries as of February 1, 2002 and February 2, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 2002, in conformity with accounting principles generally accepted in the United States.



Nashville, Tennessee
March 18, 2002 except for the eighth paragraph
of Note 8 as to which the date is April 1, 2002

## CONSOLIDATED BALANCE SHEETS

*(Dollars in thousands except per share amounts)*

| | February 1, 2002 | February 2, 2001 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 261,525 | $ 162,310 |
| Merchandise inventories | 1,131,023 | 896,235 |
| Deferred income taxes | 105,091 | 21,514 |
| Other current assets | 58,408 | 44,868 |
| Total current assets | 1,556,047 | 1,124,927 |
| Property and equipment, at cost: | | |
| Land | 144,490 | 119,410 |
| Buildings | 331,795 | 286,476 |
| Furniture, fixtures and equipment | 988,074 | 823,234 |
| Construction in progress | 9,334 | 110,434 |
| | 1,473,693 | 1,339,554 |
| Less accumulated depreciation and amortization | 484,778 | 366,460 |
| Net property and equipment | 988,915 | 973,094 |
| Merchandise inventories | - | 116,000 |
| Deferred income taxes | - | 52,708 |
| Other assets, net | 7,423 | 15,733 |
| Total assets | $2,552,385 | $2,282,462 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Current portion of long-term obligations | $ 395,675 | $ 9,035 |
| Accounts payable | 322,463 | 297,262 |
| Accrued expenses and other | 242,780 | 214,192 |
| Litigation settlement payable | 162,000 | - |
| Income taxes | 10,633 | 17,446 |
| Total current liabilities | 1,133,551 | 537,935 |
| Long-term obligations | 339,470 | 720,764 |
| Deferred income taxes | 37,646 | - |
| Litigation settlement payable | - | 162,000 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Series B junior participating preferred stock, stated value $0.50 per share; Shares authorized: 10,000,000; Issued: None | - | - |
| Common stock, par value $0.50 per share; Shares authorized: 500,000,000; Issued: 2001-332,718,000; 2000-331,292,000 | 166,359 | 165,646 |
| Additional paid-in capital | 301,848 | 283,925 |
| Retained earnings | 579,265 | 414,318 |
| Accumulated other comprehensive loss | (3,228) | - |
| | 1,044,244 | 863,889 |
| Less common stock purchased by employee deferred compensation trust: 2001-112,000; 2000-94,000 | 2,395 | 2,126 |
| Less unearned compensation related to outstanding restricted stock | 131 | - |
| Total shareholders' equity | 1,041,718 | 861,763 |
| Total liabilities and shareholders' equity | $2,552,385 | $2,282,462 |

*The accompanying notes are an integral part of the consolidated financial statements.*

CONSOLIDATED STATEMENTS OF INCOME
*(Dollars in thousands except per share amounts)*

| | For the years ended | | | | | |
|---|---|---|---|---|---|---|
| | February 1, 2002 | | February 2, 2001 | | January 28, 2000 | |
| | Amount | % of Net Sales | Amount | % of Net Sales | Amount | % of Net Sales |
| Net sales | $5,322,895 | 100.00% | $ 4,550,571 | 100.00% | $3,887,964 | 100.00% |
| Cost of goods sold | 3,813,483 | 71.64 | 3,299,668 | 72.51 | 2,794,466 | 71.87 |
| Gross profit | 1,509,412 | 28.36 | 1,250,903 | 27.49 | 1,093,498 | 28.13 |
| Selling, general and administrative | 1,135,801 | 21.34 | 934,899 | 20.54 | 772,928 | 19.88 |
| Litigation settlement expense | - | - | 162,000 | 3.56 | - | - |
| Operating profit | 373,611 | 7.02 | 154,004 | 3.39 | 320,570 | 8.25 |
| Interest expense | 45,789 | 0.86 | 45,357 | 1.00 | 25,873 | 0.67 |
| Income before taxes on income | 327,822 | 6.16 | 108,647 | 2.39 | 294,697 | 7.58 |
| Provisions for taxes on income | 120,309 | 2.26 | 38,005 | 0.84 | 108,024 | 2.78 |
| Net income | $ 207,513 | 3.90% | $ 70,642 | 1.55% | $ 186,673 | 4.80% |
| Diluted earnings per share | $ 0.62 | | $ 0.21 | | $ 0.55 | |
| Weighted average diluted shares (000) | 335,017 | | 333,858 | | 337,904 | |
| Basic earnings per share | $ 0.63 | | $ 0.21 | | $ 0.61 | |

*The accompanying notes are an integral part of the consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended February 1, 2002, February 2, 2001 and January 28, 2000

*(Dollars in thousands except per share amounts)*

| | Preferred Stock | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income | Treasury Stock | Restricted Stock | Total |
|---|---|---|---|---|---|---|---|---|
| Balances, January 29, 1999 | $ 858 | $ 164,073 | $ 363,212 | $ 346,790 | $ - | $(200,527) | $ - | $ 674,406 |
| Net income | - | - | - | 186,673 | - | - | - | 186,673 |
| Cash dividends, $0.10 per common share | - | - | - | (32,879) | - | - | - | (32,879) |
| Cash dividends, $0.69 per preferred share | - | - | - | (1,178) | - | - | - | (1,178) |
| Issuance of common stock under stock incentive plans (5,442,000 shares) | - | 2,721 | 36,076 | - | - | - | - | 38,797 |
| Tax benefit from exercise of options | - | - | 30,287 | - | - | - | - | 30,287 |
| Repurchase of common stock (2,766,000 shares) | - | (1,383) | - | (49,370) | - | - | - | (50,753) |
| Conversion of preferred to common (51,133,000 shares) | (858) | - | (199,669) | - | - | 200,527 | - | - |
| Balances, January 28, 2000 | $ - | $ 165,411 | $ 229,906 | $ 450,036 | $ - | $ - | $ - | $ 845,353 |
| Net income | - | - | - | 70,642 | - | - | - | 70,642 |
| Cash dividends, $0.12 per common share | - | - | - | (42,266) | - | - | - | (42,266) |
| Issuance of common stock under stock incentive plans (4,103,000 shares) | - | 2,052 | 32,078 | - | - | - | - | 34,130 |
| Tax benefit from exercise of options | - | - | 19,018 | - | - | - | - | 19,018 |
| Repurchase of common stock, net (3,634,000 shares) | - | (1,817) | 2,923 | (64,094) | - | - | - | (62,988) |
| Purchase of common stock by employee deferred compensation trust (94,000 shares) | - | - | - | - | - | (2,126) | - | (2,126) |
| Balances, February 2, 2001 | $ - | $ 165,646 | $ 283,925 | $414,318 | $ - | $ (2,126) | $ - | $ 861,763 |
| Comprehensive income: | | | | | | | | |
| Net income | - | - | - | 207,513 | - | - | - | 207,513 |
| Cumulative effect of SFAS No. 133 | - | - | - | - | (2,044) | - | - | (2,044) |
| Net change in fair value of derivatives | - | - | - | - | (2,285) | - | - | (2,285) |
| Net loss on derivatives | - | - | - | - | 1,101 | - | - | 1,101 |
| Comprehensive income | | | | | | | | 204,285 |
| Cash dividends, $0.13 per common share | - | - | - | (42,566) | - | - | - | (42,566) |
| Issuance of common stock under stock incentive plans ([1,395,000] shares) | - | 697 | 11,571 | - | - | - | - | 12,268 |
| Tax benefit from exercise of options | - | - | 5,819 | - | - | - | - | 5,819 |
| Purchase of common stock by employee deferred compensation trust (19,000 shares) | - | - | - | - | - | (269) | - | (269) |
| Issuance of restricted stock (32,000 shares) | - | 16 | 533 | - | - | - | (131) | 418 |
| **Balances, February 1, 2002** | **$ -** | **$166,359** | **$301,848** | **$579,265** | **$(3,228)** | **$ (2,395)** | **$(131)** | **$ 1,041,718** |

*The accompanying notes are an integral part of the consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*(Dollars in thousands)*

| | For the years ended | | |
|---|---|---|---|
| | **February 1, 2002** | February 2, 2001 | January 28, 2000 |
| *Cash flows from operating activities:* | | | |
| Net income | **$ 207,513** | $ 70,642 | $ 186,673 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **122,967** | 111,399 | 79,707 |
| Deferred income taxes | **6,777** | (77,942) | (2,261) |
| Tax benefit from stock option exercises | **5,819** | 19,018 | 30,287 |
| Litigation settlement | **-** | 162,000 | - |
| Change in operating assets and liabilities: | | | |
| Merchandise inventories | **(118,788)** | (59,803) | (158,836) |
| Other current assets | **(13,540)** | 4,650 | (15,351) |
| Accounts payable | **25,201** | (47,336) | 78,002 |
| Accrued expenses and other | **25,907** | 39,391 | (2,144) |
| Income taxes | **(4,941)** | (9,545) | 4,125 |
| Other | **8,713** | 3,031 | (3,480) |
| Net cash provided by operating activities | **265,628** | 215,505 | 196,722 |
| *Cash flows from investing activities:* | | | |
| Purchase of property and equipment | **(125,365)** | (216,584) | (142,070) |
| Proceeds from sale of property and equipment | **1,293** | 97,612 | 3,051 |
| Net cash used in investing activities | **(124,072)** | (118,972) | (139,019) |
| *Cash flows from financing activities:* | | | |
| Issuance of short-term borrowings | **-** | 220,000 | 295,324 |
| Repayments of short-term borrowings | **-** | (220,000) | (295,324) |
| Issuance of long-term obligations | **-** | 199,595 | 22,848 |
| Repayments of long-term obligations | **(11,823)** | (112,276) | (7,705) |
| Payment of cash dividends | **(42,517)** | (42,237) | (33,791) |
| Proceeds from exercise of stock options | **12,268** | 34,130 | 38,797 |
| Repurchase of common stock, net | **-** | (62,988) | (50,753) |
| Purchase of common stock by employee deferred compensation trust | **(269)** | (2,126) | - |
| Settlement of derivative financial instruments | **-** | (3,063) | - |
| Net cash provided by / (used in) financing activities | **(42,341)** | 11,035 | (30,604) |
| Net increase in cash and cash equivalents | **99,215** | 107,568 | 27,099 |
| Cash and cash equivalents, beginning of year | **162,310** | 54,742 | 27,643 |
| Cash and cash equivalents, end of year | **$ 261,525** | $ 162,310 | $ 54,742 |
| *Supplemental cash flow information:* | | | |
| Cash paid during year for: | | | |
| Interest | **$ 50,297** | $ 50,027 | $ 28,026 |
| Income taxes | **$ 110,944** | $ 104,311 | $ 77,038 |
| *Supplemental schedule of noncash investing and financing activities:* | | | |
| Purchase of property and equipment under capital lease obligations | **$ 17,169** | $ 126,290 | $ 272,233 |
| Conversion of preferred stock to common stock | **$ -** | - | $ 200,527 |

*The accompanying notes are an integral part of the consolidated financial statements.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Basis of presentation and accounting policies

*Basis of presentation*

These notes contain references to the years 2002, 2001, 2000 and 1999, which represent fiscal years ended January 31, 2003, February 1, 2002, February 2, 2001 and January 28, 2000, respectively. The Company's fiscal year ends on the Friday closest to January 31. There will be 52 weeks in the fiscal year ended January 31, 2003, and there were 52 weeks in the fiscal years ended February 1, 2002, and January 28, 2000. There were 53 weeks in the fiscal year ended February 2, 2001. The consolidated financial statements include all subsidiaries. Intercompany transactions have been eliminated.

The Company sells general merchandise on a retail basis through 5,540 stores (as of February 1, 2002) located predominantly in small towns in the Southeastern and Midwestern United States. The Company has Distribution Centers ("DCs") in Scottsville, Kentucky; Ardmore, Oklahoma; South Boston, Virginia; Indianola, Mississippi; Fulton, Missouri; Alachua, Florida and Zanesville, Ohio.

All share and per share data reflect the effect of common stock splits.

*Restatement*

On April 30, 2001, the Company announced that it had become aware of certain accounting issues that would cause it to restate its audited financial statements for fiscal years 1999 and 1998, and to restate the unaudited financial information for fiscal year 2000 that had been previously released by the Company. The Company subsequently restated such financial statements and financial information by means of its Form 10-K for the fiscal year ended February 2, 2001, which was filed on January 14, 2002.

*Cash and cash equivalents*

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

*Inventories*

Inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method. The excess of current cost over LIFO cost was approximately $14.8 million at February 1, 2002, $18.3 million at February 2, 2001 and $18.7 million at January 28, 2000. Current cost is determined using the retail first-in first-out method. LIFO reserves decreased $3.5 million in 2001, decreased $0.4 million in 2000 and increased $0.2 million in 1999. Costs directly associated with warehousing and distribution are capitalized into inventory.

*Pre-opening costs*

Pre-opening costs for new stores are expensed as incurred.

*Property and equipment*

Property and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the following estimated useful lives: 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Amortization of capital lease assets is included in depreciation expense. Depreciation expense related to property and equipment was approximately $122.3 million in 2001, $110.9 million in 2000 and $79.4 million in 1999.

*Software costs*

Costs associated with the application development stage of significant new computer software applications for internal use are deferred and amortized over periods ranging from three to five years. Costs associated with the preliminary and post-implementation stages of these projects are expensed as incurred.

*Impairment*

When indicators of impairment are present, the Company evaluates the carrying value of property and equipment and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets if the sum of expected future cash flows is less than the book value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value. In 2001, the Company recorded an approximate $1.1 million impairment charge to reduce the carrying value of the closed Homerville, Georgia DC. In 2000, the Company recorded an approximate $3.6 million impairment charge to reduce the carrying value of the closed Homerville, Georgia DC that is included in SG&A expense.

*Other assets*

Other assets consist primarily of debt issuance costs and deferred finance charges which are amortized over the life of the related obligation.

*Insurance claims provisions*

The Greater Cumberland Insurance Company, a Vermont-based, wholly-owned captive insurance subsidiary, charges Dollar General's subsidiary companies competitive premium rates to insure workers' compensation and non-property general liability claims risk. The insurance company currently insures no unrelated third-party risk.

The Company retains a significant portion of the risk for its workers' compensation, employee health insurance, general liability, property and automobile coverage. Accordingly, provisions are made for the Company's actuarially determined estimates of undiscounted future claim costs for such risks. To the extent that subsequent claim costs vary from those estimates, future earnings will be affected.

*Fair value of financial instruments*

The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, receivables and payables approximate their respective fair values. At February 1, 2002 and February 2, 2001, the fair value of the Company's debt, excluding capital lease obligations, was approximately $260.0 million and $295.9 million, respectively, based upon the estimated market value of the debt at those dates. Such fair value is less than the carrying value of the debt at February 1, 2002 and February 2, 2001, by approximately $35.6 million and $0.7 million, respectively. Fair values are based primarily on quoted prices for those or similar instruments. A discussion of the carrying value and fair value of the Company's derivative financial instruments is included in the section entitled "Derivative financial instruments" in Note 1.

*Derivative financial instruments*

Effective February 3, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138 and interpreted by numerous Financial Accounting Standards Board Issues. These statements require the Company to recognize all derivative instruments on the balance sheet at fair value. These statements also establish new accounting rules for hedging instruments, which depend on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in Other Comprehensive Income ("OCI"), a component of Shareholders' Equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of a derivative instrument's change in fair value is immediately recognized in earnings. As disclosed in further detail below, the 2001 consolidated financial statements include the provisions required by SFAS No. 133, while the 2000 consolidated financial statements were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

The adoption of SFAS No. 133 resulted in the Company recording a cumulative after tax decrease to OCI of approximately $2.0 million. This adjustment was recorded to recognize the Company's only outstanding derivative instrument, which is designated and effective as a cash flow hedge, at fair value (approximately $0.2 million) and to reclassify from asset accounts deferred losses realized on the settlement of interest rate derivatives which were designated and effective as hedges during fiscal year 2000 (approximately $1.8 million). The Company estimated that it would reclassify into earnings during the twelve-month period ending February 1, 2002, approximately $0.4 million of net losses relating to the transition adjustment recorded in OCI as of February 3, 2001.

The Company uses derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and, to a much lesser extent, other market exposures. When entered into, the Company formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposures being hedged. Derivatives are recorded in the Consolidated Balance Sheet at fair value in either other assets, net or accrued expenses and other, depending on whether the amount is an asset or liability.

The fair values of derivatives used to hedge or modify the Company's risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions and other exposures and to the overall reduction in the Company's risk relating to adverse fluctuations in interest rates and other market factors. In addition, the earnings impact resulting from the Company's derivative instruments is recorded in the same line item within the Consolidated Statement of Income as the underlying exposure being hedged. The Company also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposures. Any ineffective portion of a financial instrument's change in fair value is immediately recognized in earnings.

The Company primarily executes derivative transactions with major financial institutions. These counterparties expose the Company to credit risk in the event of non- performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to the terms of the derivative financial instruments, if any. Although there are no collateral requirements if a downgrade in the credit rating of these counterparties occur, management believes that this exposure is mitigated by provisions in the derivative agreements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company. As a result, management considers the risk of counterparty default to be minimal.

At February 1, 2002, the Company was party to an interest rate swap agreement with a notional amount of $100 million. The Company designated this agreement as a hedge of the floating rate commitments relating to a portion of its synthetic lease agreements. Under the terms of the agreement, the Company will pay a fixed rate of 5.60% and will receive a floating rate (LIBOR) on the $100 million notional amount through September 1, 2002.

At February 2, 2001, the Company was party to the same interest rate swap agreement with a notional amount of $100 million. The Company designated this agreement as a hedge of the floating rate commitments relating to its synthetic lease agreements. Under the terms of the agreement, the Company paid the same fixed rate of 5.60% and received the same floating rate (LIBOR) on the $100 million notional amount. The fair value of the interest rate swap agreement was $(0.4) million at February 2, 2001. In fiscal 2000, as required by the accounting literature for derivatives and hedging instruments in effect at that time, the Company recognized any differences paid or received on interest rate swap agreements as adjustments to interest expense. In addition, during fiscal 2000, gains and losses on terminations of interest rate swap agreements were deferred and amortized to interest expense over the shorter of the original term of the agreements or the remaining life of the associated outstanding commitment. Approximately $2.9 million of realized losses relating to early termination of interest rate derivatives were deferred at February 2, 2001.

During 2001, the Company recorded an additional $1.2 million decrease to OCI, net of both income taxes and reclassifications to earnings, primarily related to net losses on its interest rate swap agreement, which will generally offset cash flow gains relating to the underlying synthetic lease agreements being hedged in future periods. The Company estimates that it will reclassify into earnings during the next twelve months approximately $1.9 million of the net amount recorded in OCI as of February 1, 2002. The Company did not discontinue any fair value or cash flow hedge relationships during fiscal year 2001.

The following table summarizes activity in Other Comprehensive Income / (Loss) related to derivatives held by the Company during the period from February 3, 2001, through February 1, 2002 (in thousands):

| | Before-Tax Amount | Income Tax | After-Tax Amount |
|---|---|---|---|
| Cumulative effect of adopting SFAS No. 133, net | $ (3,229) | $ 1,185 | $ (2,044) |
| Net changes in fair value of derivatives | (3,611) | 1,326 | (2,285) |
| Net losses reclassified from OCI into earnings | 1,740 | (639) | 1,101 |
| Accumulated net losses as of February 1, 2002 | $ (5,100) | $ 1,872 | $ (3,228) |

*Stock-based compensation*

The Company grants stock options having a fixed number of shares and an exercise price equal to the fair value of the stock on the date of grant to certain executive officers, directors and key employees. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations because the Company believes the alternative fair value accounting provided for under Statement of Financial Accounting Standards ("SFAS") Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, compensation expense is generally not recognized for plans in which the exercise price of the stock options equals the market price of the underlying stock on the date of grant and the number of shares subject to exercise is fixed.

The Company has historically permitted employees to use shares acquired through the exercise of stock options to satisfy tax-withholding requirements in excess of minimum employer statutory withholding rates. The Company recognizes compensation expense for such stock option exercises and grants in accordance with the provisions of EITF 87-6, "Adjustments Relating to Stock Compensation Plans," and FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB 25," as applicable. On December 17, 2001, the Company modified its personnel policies to eliminate the employee excess tax-withholding option.

During fiscal year 2001, the Company modified its stock incentive plans to extend the exercise period for outstanding stock option grants from one to three years for estates of deceased employees, to the extent that the stock options were fully vested at the date of death. However, this modification did not extend the ten-year maximum contractual exercise term following the date of grant. In accordance with the provisions of APB 25, as interpreted, this modification will result in the recording of compensation expense, using the intrinsic-value based method of accounting, only for those stock options exercised by estates of employees which benefit from the extended exercise period. On the modification date, the Company could not estimate whether and to what extent estates of deceased employees will benefit from this modification and, accordingly, no compensation expense was recorded during fiscal year 2001. However, in future periods, the Company will recognize compensation expense for those estates of deceased employees that benefit from the extended exercise period, and, it is possible that such compensation expense could materially affect the consolidated financial statements.

The Company recognized compensation expense relating to its stock option plans of approximately $0.1 million, $1.9 million and $3.0 million in 2001, 2000 and 1999, respectively.

The Company also awards shares of restricted stock having a fixed number of shares at a purchase price that is set by the Corporate Governance and Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company also accounts for restricted stock grants in accordance with APB No. 25 and related interpretations. Under APB No. 25, the Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price, if any, and recognizes such amount on a straight-line basis over the restriction period in which the restricted stock award is earned by the recipient. The Company recognized compensation expense relating to its restricted stock awards of approximately $0.4 million in 2001.

*Revenue recognition*

The Company recognizes sales at the time the sale is made to the customer.

*Advertising costs*
Advertising costs are expensed as incurred and were $6.6 million, $7.0 million and $6.8 million in 2001, 2000 and 1999, respectively.

*Interest during construction*
To assure that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property and equipment is capitalized. Interest costs capitalized were approximately $1.3 million, $6.7 million and $3.1 million in 2001, 2000 and 1999, respectively.

*Income taxes*
The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

*Management estimates*
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

At February 2, 2001, a portion of the Company's merchandise inventory was in excess of the amounts that management believed would be sold in the next fiscal year. Management has developed a program to sell this inventory during 2002. See Note 3, Inventory Markdown. However, there can be no assurance that the Company will be able to sell all of this inventory by the end of 2002 without a further markdown.

The Company is exposed to losses as a result of various lawsuits (see Note 8 Commitments and Contingencies) related to the restatement. The Company has entered into a settlement agreement with the lead plaintiffs in the shareholder class action, as a result of which the Company has recognized an expense of $162.0 million in the fourth quarter of 2000 for the estimated costs of resolving this action. The Company intends to assert defenses against these suits in the event that the settlement agreements that have been reached to date do not successfully resolve these matters. As these cases are at an early stage, the amount of potential loss, if any, should the settlement agreements not become effective cannot be reasonably estimated.

The Company records gain contingencies when realized.

*Accounting pronouncements*
In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company began to apply the new accounting rules on February 2, 2002. The adoption of SFAS No. 141 and No. 142 will not have a material impact on the Company's financial position or results of operations.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" in June 2001. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. Accordingly, the Company will adopt this statement on February 1, 2003. The Company believes the adoption of SFAS No. 143 will not have a material impact on its Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company adopted this statement on February 2, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company believes the adoption of SFAS No. 144 will not have a material impact on its Consolidated Financial Statements.

**2. Cash and short-term borrowings**
The Company's cash management system provides for daily investment of available balances and the funding of outstanding checks when presented for payment. Outstanding but unpresented checks totaling approximately $74.6 million and $84.3 million at February 1, 2002 and February 2, 2001, respectively, have been included in accounts payable. Upon presentation for payment, they will be funded through available cash balances or the Company's revolver.

The Company chose not to renew its seasonal lines of credit during 2001. The Company had $80 million in seasonal lines of credit at February 2,, 2001. There were no borrowings outstanding under these lines of credit at February 2, 2001. The Company also has a $175.0 million revolver that expires in September 2002. There were no borrowings outstanding under the revolver at February 1, 2002, or February 2, 2001. Until the restatement-related legal proceedings referred to below in Note 8 are resolved, the Company may need waivers in order to draw on the revolver.

The weighted average interest rates for all short-term borrowings were 4.0% and 6.6% for 2001 and 2000, respectively. The revolver contains certain restrictive covenants. At February 1, 2002, the Company was in compliance with all such covenants (see Note 6).

At February 1, 2002, and February 2, 2001, the Company had outstanding commercial letters of credit totaling $72.9 million and $60.8 million, respectively. Total amounts available for the issuance of commercial letters of credit were $210.0 million at February 1, 2002, and $210.0 million at February 2, 2001.

**3. Inventory markdown**

In the fourth quarter of 2000, the Company determined that it had certain excess inventory that would require a markdown to assist with its disposition. Accordingly, the Company recorded a markdown which had the impact of reducing inventory at cost at February 2, 2001, and increasing cost of goods sold in the fourth quarter of 2000 by approximately $21.5 million. The Company believes that this markdown will be adequate to sell the excess inventory during fiscal 2002. However, there can be no assurance that the Company will be able to sell all of this inventory by the end of 2002 without a further markdown. The Company moved $116.0 million of inventory out of current assets at February 2, 2001, that it did not expect to sell during 2001.

**4. Accrued expenses and other**

Accrued expenses and other consist of the following:

| *(In thousands)* | 2001 | 2000 |
|---|---|---|
| Compensation and benefits | $ 69,100 | $ 54,559 |
| Insurance | 58,007 | 46,238 |
| Taxes (other than taxes on income) | 26,313 | 27,507 |
| Dividends | 10,647 | 10,598 |
| Freight | 7,768 | 14,367 |
| Other | 70,945 | 60,923 |
| | $ 242,780 | $ 214,192 |

**5. Income taxes**

The provision for taxes on income consists of the following:

| *(In thousands)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 103,988 | $ 103,158 | $ 100,367 |
| State | 8,578 | 12,789 | 9,918 |
| | 112,566 | 115,947 | 110,285 |
| Deferred: | | | |
| Federal | 5,823 | (66,781) | (965) |
| State | 1,920 | (11,161) | (1,296) |
| | 7,743 | (77,942) | (2,261) |
| | $ 120,309 | $ 38,005 | $ 108,024 |

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to income before income taxes is summarized as follows (in thousands):

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| U.S. Federal statutory rate on earnings before income taxes | $114,735 | 35.0% | $38,026 | 35.0% | $103,144 | 35.0% |
| State income taxes, net of federal income tax benefit | 6,590 | 2.0% | 402 | 0.4% | 4,759 | 1.6% |
| Jobs credits, net of federal income tax benefit | (1,480) | (0.5)% | (1,123) | (0.9)% | (755) | (0.2)% |
| Increase in valuation allowance | 233 | 0.1% | 657 | 0.5% | 844 | 0.3% |
| Other | 231 | 0.1% | 43 | 0.0% | 32 | 0.0% |
| | $120,309 | 36.7% | $38,005 | 35.0% | $108,024 | 36.7% |

Sources of deferred tax assets and deferred tax liabilities are as follows (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets: | | |
| Inventories | $ - | $ 1,897 |
| Deferred compensation expense | 17,698 | 3,437 |
| Accrued expenses and other | 9,431 | 8,451 |
| Workers compensation-related insurance reserves | 5,592 | 4,003 |
| Deferred gain on sale/leasebacks | 3,067 | 3,702 |
| Litigation settlement | 63,000 | 63,000 |
| Other | 4,010 | 2,839 |
| State tax net operating loss carryforwards | 2,277 | 2,506 |
| State tax credit carryforwards | 625 | 813 |
| | 105,700 | 90,648 |
| Less valuation allowance | (2,350) | (2,117) |
| Total deferred tax assets | 103,350 | 88,531 |
| Deferred tax liabilities: | | |
| Property and equipment | (33,758) | (9,968) |
| Inventories | (1,191) | - |
| Other | (956) | (4,341) |
| Total deferred tax liabilities | (35,905) | (14,309) |
| Net deferred tax assets | $ 67,445 | $ 74,222 |

State net operating loss carryforwards as of February 1, 2002, totaled approximately $74.0 million and will expire between 2002 and 2021. The valuation allowance has been provided for certain state loss carryforwards and state tax credits. The change in the valuation allowance was $233,000, $657,000 and $844,000 in 2001, 2000 and 1999, respectively. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets after giving consideration to the valuation allowance.

**6. Long-term obligations**

Long-term obligations consist of the following (in thousands):

| | February 1, 2002 | February 2, 2001 |
|---|---|---|
| 8 5/8% Notes due June 15, 2010, net of discount of $362 and $405, at February 1, 2002 and February 2, 2001, respectively | $ 199,638 | $ 199,595 |
| Capital lease obligations | 439,476 | 433,099 |
| Financing obligations (see Note 8) | 95,979 | 97,002 |
| Other notes payable, weighted average fixed interest rate of 10.5% at February 2, 2001 payable in monthly installments to January 2003 | 52 | 103 |
| | 735,145 | 729,799 |
| Less: current portion | (395,675) | (9,035) |
| Long-term portion | $ 339,470 | $ 720,764 |

On June 21, 2000, the Company sold $200 million principal amount of 8 5/8% Notes due June 2010 (the "Old Notes") in a private offering under Rule 144A of the Securities Act of 1933. Subsequent to the offering, the Company and its guarantor subsidiaries filed a registration statement on Form S-4 enabling the Company to exchange its 8 5/8% Exchange Notes due June 2010 (the "New Notes" and, together with the Old Notes, the "Notes") for all outstanding Old Notes.

The Notes require semi-annual interest payments in June and December of each year through June 15, 2010, at which time the entire balance becomes due and payable. In addition, the Notes may be redeemed by the holders thereof at 100% of the principal amount, plus accrued and unpaid interest, on June 15, 2005. The Notes contain certain restrictive covenants. At February 1, 2002, the Company was in compliance with all such covenants.

As of February 1, 2002, the Company had $383.1 million outstanding under two synthetic lease facilities (the "Facilities") maturing in September 2002, one with $212.4 million in outstanding capital leases and the other with $170.7 million in outstanding capital leases. The leases allow for the use and occupancy of certain real property, including approximately 400 retail stores, two distribution centers and the Company's headquarters in Goodlettsville, Tennessee. The Company plans to purchase the properties from the lessor at the maturity of the Facilities. The Company is currently working on a plan to refinance the lease obligations. The Facilities have the same two financial covenants as the revolving credit facility, a fixed charge test and a leverage test. The facility with $212.4 million in outstanding capital leases is funded by a syndicate of financial institutions; borrowings under the facility were priced at LIBOR plus 102.5 basis points as of March 15, 2002. The pricing spread over LIBOR fluctuates based on the Company's debt ratings as published by the debt rating agencies. The Company's spread over LIBOR increased to 102.5 basis points from 15 basis points as part of the October 19, 2001 waiver and amendment as described below. The facility with $170.7 million in outstanding capital leases is funded by commercial paper issued at prevailing market rates by a commercial paper funding entity and is secured by a letter of credit facility.

In June 2000, distribution centers in Indianola, Mississippi and Fulton, Missouri were purchased from the Facilities and sold in sale-leaseback transactions resulting in twenty-two year, triple net leases with renewal options for an additional thirty years. These were refinanced to bolster liquidity and diversify sources of funds.

Throughout 2001, the Company obtained waivers from its lenders to extend the requirement to deliver its audited 2000 financial statements, and unaudited 2001 quarterly financial statements, as a result of delays related to the restatement described in the Company's Form 10-K for the 2000 fiscal year. The Company executed waivers with its lenders under the Facilities and revolving credit facility on May 10, 2001, June 8, 2001, and July 27, 2001, a waiver and amendment on October 19, 2001, and waivers on December 28, 2001, and January 10, 2002. The June 8, 2001 waiver prohibited the Company from repurchasing its shares and limited its capital expenditures to $160 million for the period commencing on February 2, 2001, and concluding with the delivery of the restated financial statements. The October 19, 2001, amendment increased the pricing on the synthetic lease with $212 million in outstanding capital leases and the revolving credit facility from 15 basis points over LIBOR to 102.5 basis points over LIBOR, and accelerated the maturity of the second synthetic lease to September 2002 from June 2004. The Company executed waivers with the lenders under the Indianola, Mississippi and Fulton, Missouri distribution center leases on May 7, 2001, May 11, 2001, June 8, 2001, July 30, 2001, October 31, 2001, December 31, 2001, and January 10, 2002. In addition, the Company executed waivers with the lenders under the Ardmore and South Boston distribution center leases on January 10, 2002, and the lender under the Company's airplane lease on December 21, 2001, and January 7, 2002. The Company paid a total of approximately $1.6 million in fees for all of the waivers and amendments, which are included in SG&A expenses.

**7. Earnings per share**

Amounts are in thousands except per share data, and shares have been adjusted to give retroactive effect to all common stock splits.

| | 2001 | | |
|---|---|---|---|
| | **Income** | **Shares** | **Per Share Amount** |
| **Net income** | **$ 207,513** | | |
| **Basic earnings per share** | | | |
| **Income available to common shareholders** | **207,513** | **332,263** | **$ .63** |
| **Stock options** | | **2,754** | |
| **Diluted earnings per share** | | | |
| **Income available to common shareholders plus assumed conversions** | **$ 207,513** | **335,017** | **$ .62** |

| | 2000 | | |
|---|---|---|---|
| | Income | Shares | Per Share Amount |
| Net income | $ 70,642 | | |
| Basic earnings per share | | | |
| Income available to common shareholders | 70,642 | 329,741 | $ 0.21 |
| Stock options | | 4,117 | |
| Diluted earnings per share | | | |
| Income available to common shareholders plus assumed conversions | $ 70,642 | 333,858 | $ 0.21 |

| | 1999 | | |
|---|---|---|---|
| | Income | Shares | Per Share Amount |
| Net income | $ 186,673 | | |
| Less: preferred stock dividends | 1,178 | | |
| Basic earnings per share | | | |
| Income available to common shareholders | 185,495 | 302,251 | $ 0.61 |
| Stock options | | 6,716 | |
| Convertible preferred stock | 1,178 | 28,937 | |
| Diluted earnings per share | | | |
| Income available to common shareholders plus assumed conversions | $ 186,673 | 337,904 | $ 0.55 |

Basic earnings per share was computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share was determined based on the assumption that the convertible preferred stock was converted upon issuance on August 22, 1994, and for the dilutive effect of stock options using the treasury stock method.

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year (but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares) were 14.4 million, 10.2 million and 4.8 million in 2001, 2000 and 1999, respectively.

## 8. Commitments and contingencies

### Leases

As of February 1, 2002, the Company and certain subsidiaries were committed under capital and operating lease agreements and financing obligations for retail stores, DCs and administrative office space as well as for certain furniture, fixtures and equipment. Most of the stores are operated under operating leases that include renewal options for periods ranging from two to five years and provisions for contingent rentals based upon a percentage of defined sales volume. Certain leases contain restrictive covenants. As of February 1, 2002, the Company was in compliance with such covenants.

In January 1999 and April 1997, the Company sold its DCs located in Ardmore, Oklahoma and South Boston, Virginia, respectively, for 100% cash consideration. Concurrent with the sale transactions, the Company leased the properties back for periods of 25 and 23 years, respectively. The transactions have been recorded as financing obligations rather than sales as a result of, among other things, the lessor's ability to put the properties back to the Company under certain circumstances. The property and equipment, along with the related lease obligations, associated with these transactions will continue to be recorded in the accompanying financial statements.

Future minimum payments as of February 1, 2002, for capital leases, operating leases and financing obligations, are as follows:

| *(in thousands)* | Capital leases | Financing obligations | Operating leases |
|---|---|---|---|
| 2002 | $ 406,085 | $ 9,283 | $ 177,948 |
| 2003 | 15,532 | 9,283 | 146,338 |
| 2004 | 15,425 | 9,283 | 103,848 |
| 2005 | 11,392 | 9,283 | 64,612 |
| 2006 | 6,145 | 9,283 | 38,814 |
| Thereafter | 6,228 | 164,495 | 170,248 |
| Total minimum payments | 460,807 | 210,910 | $ 701,808 |
| Less: Imputed interest | (21,331) | (114,931) | |
| Present value of net minimum lease payments | 439,476 | 95,979 | |
| Less: current portion | (394,132) | (1,491) | |
| Long-term portion | $ 45,344 | $ 94,488 | |

Capitalized leases were discounted at an effective interest rate of approximately 3.95% at February 1, 2002. The gross amount of property and equipment recorded under capital leases or financing obligations at February 1, 2002 and February 2, 2001, was $556.9 million and $539.8 million, respectively.

Rent expense under all operating leases was as follows:

| *(In thousands)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Minimum rentals | $ 173,060 | $ 141,627 | $ 117,378 |
| Contingent rentals | 12,774 | 12,584 | 13,817 |
| | $ 185,834 | $ 154,211 | $ 131,195 |

### Legal proceedings

***Restatement-Related Proceedings.*** Following the April 30, 2001, announcement regarding the restatement of certain previously released financial information referred to in Note 1, more than 20 purported class action lawsuits were filed against the Company and certain current and former officers and directors of the Company, asserting claims under the federal securities laws. These lawsuits have been consolidated into a single action pending in the United States District Court for the Middle District of Tennessee. On July 17, 2001, the court entered an order appointing the Florida State Board of Administration and the Teachers' Retirement System of Louisiana as lead plaintiffs and the law firms of Entwistle & Cappucci LLP, Milberg Weiss Bershad Hynes & Lerach LLP and Grant & Eisenhofer, P.A. as co-lead counsel. On January 3, 2002, the lead plaintiffs filed an amended consolidated class action complaint purporting to name as plaintiffs a class of persons who held or purchased the Company's securities and related derivative securities between May 12, 1998, and

September 21, 2001. Among other things, plaintiffs have alleged that the Company and certain of its current and former officers and directors made misrepresentations concerning the Company's financial results in the Company's filings with the Securities and Exchange Commission and in various press releases and other public statements. The plaintiffs seek damages with interest, costs and such other relief as the court deems proper.

On January 3, 2002, the Company reached a settlement agreement with the putative class action plaintiffs, pursuant to which the Company agreed to pay at least $140 million to such plaintiffs in settlement for their claims and to implement certain enhancements to its corporate governance and internal control procedures. Such agreement was subject to confirmatory discovery, to the final approval of the Company's Board of Directors, and to court approval. Under such settlement agreement, the plaintiffs had the right, following the completion of confirmatory discovery, to amend their complaint to increase the size of the class and to negotiate with the Company for additional damages, the aggregate amount of all damages to be paid in settlement of plaintiffs' claims not to exceed $162 million.

On April 1, 2002, following the completion of such confirmatory discovery, the Company and the putative class action plaintiffs amended their settlement agreement. Pursuant to such amended settlement agreement, the Company has agreed to pay $162 million to such plaintiffs in settlement for their claims and to implement certain enhancements to its corporate governance and internal control procedures. Such amended agreement is subject to the final approval of the Company's Board of Directors and to court approval.

The Company recognized an expense of $162 million in the fourth quarter of 2000 in respect of the class action settlement, which the Company expects to disburse in the second or third quarter of 2002. The Company expects to receive from its insurers approximately $4.5 million in respect of such settlement, which amount has not been accrued in the Company's financial statements.

In addition, six purported shareholder derivative lawsuits have been filed in Tennessee State Court against certain current and former Company directors and officers and Deloitte & Touche LLP, the Company's former independent accountant. The Company is named as a nominal defendant in the actions, which seek restitution and/or compensatory and punitive damages with interest, equitable and/or injunctive relief, costs and such further relief as the court deems proper. By order entered October 31, 2001, the court appointed Michael Dixon, Jr., Carolinas Electrical Workers Retirement Fund and Thomas Dewey, plaintiffs in one of the six filed cases, as lead plaintiffs and the law firms of Branstetter, Kilgore Stranch & Jennings and Stanley, Mandel & Iola as lead counsel. In the same order, the court stayed the remaining cases pending completion of the lead case. Among other things, the plaintiffs allege that certain current and former Company directors and officers breached their fiduciary duties to the Company and that Deloitte & Touche aided and abetted those breaches and was negligent in its service as the Company's independent accountant. During August and September 2001, the Company moved to dismiss all six cases for failure to make a pre-suit demand on the Board of Directors and, in the alternative, requested that the court stay the actions pending the completion of an investigation into the allegations in the complaints by the Shareholder Derivative Claim Review Committee of the Company's Board of Directors. The lead plaintiffs filed an opposition to this motion on October 2, 2001. A hearing on the motion has not yet been scheduled.

Two purported shareholder derivative lawsuits also have been filed in the United States District Court for the Middle District of Tennessee against certain current and former Company directors and officers alleging that they breached their fiduciary duties to the Company. The Company is named as a nominal defendant in these actions, which seek declaratory relief, compensatory and punitive damages, costs and such further relief as the court deems proper. By motion filed on September 28, 2001, the Company requested that the federal court abstain from exercising jurisdiction over the purported shareholder derivative actions in deference to the pending state court actions. By agreement of the parties and court order dated December 3, 2001, the case has been stayed until June 3, 2002.

The Company and the individual defendants have reached a settlement agreement with lead counsel to the plaintiffs in the lead Tennessee state shareholder derivative action. The agreement includes a payment to the Company from a portion of the proceeds of the Company's director and officer liability insurance policies as well as certain corporate governance and internal control enhancements. Pursuant to the terms of such agreement, the Company anticipates that all of the stayed cases, including the federal derivative cases described above, will be dismissed with prejudice by the courts in which they are pending. Such agreement is subject to confirmatory discovery, to the final approval of the Company's Board of Directors, and to court approval. If the settlement agreement is approved, the Company expects that it will result in a net payment to the Company, after attorneys' fees payable to the plaintiffs' counsel, of approximately $24.8 million, which has not been accrued in the Company's financial statements.

The Company believes that it has substantial defenses to the purported class action and the derivative lawsuits and intends to assert these defenses in the courts in which the actions are pending in the event the settlement agreements referred to above do not successfully resolve these matters. These cases are at an early stage and the amount of potential loss, if any, should the settlement agreements not become effective cannot be reasonably estimated. An unfavorable outcome for the Company in these actions could have a material adverse impact on the Company's financial position and results of operations.

The Company has been notified that the SEC is conducting an investigation into the circumstances that gave rise to the Company's April 30, 2001, announcement. The Company is cooperating with this investigation by providing documents and other information to the SEC.

*Other Litigation.* The Company was involved in other litigation, investigations of a routine nature and various legal matters during 2001, which were, and are being, defended and otherwise handled in the ordinary course of business. While the ultimate results of these matters cannot be determined or predicted, management believes that they have not had and will not have a material adverse effect on the Company's results of operations or financial position.

**9. Employee benefits**
Effective January 1, 1998, the Company established a 401(k) savings and retirement plan. All employees who complete 12 months of service, work 1,000 hours, and are at least 21 years of age are eligible to participate in the plan. Employee contributions, up to 6% of annual compensation, are matched by the Company at the rate of $0.50 on the dollar. The Company also contributes a discretionary amount annually to the plan equal to 2% of each employee's annual compensation. Expense for this plan was approximately $7.4 million in 2001, $7.2 million in 2000 and $6.6 million in 1999.

Effective January 1, 1998, the Company also established a supplemental retirement plan and a compensation deferral plan for a select group of management and highly compensated employees. The supplemental retirement plan is a noncontributory defined contribution plan with annual Company contributions ranging from 2% to 12% of base pay plus bonus depending upon age plus years of service and salary level. Under the compensation deferral plan, participants may defer up to 100% of base pay and 100% of bonus pay. Effective January 1, 2000, both the supplemental retirement plan and compensation deferral plan were amended and restated so that such plans were combined into one master plan document. An employee may be designated for participation in one or both of the plans, according to the eligibility requirements of the plans. Expense for these plans was approximately $0.1 million in 2001, $0.1 million in 2000 and $1.1 million in 1999.

In September 2000, the supplemental retirement plan and compensation deferral plan assets were invested in Company stock and mutual funds as designated by the plan participants and placed in a rabbi trust. The mutual funds are stated at fair market value, which is based on quoted market prices, and are included in other current assets. In accordance with EITF No. 97-14 "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested," the Company's stock held in the trust is recorded at historical cost and classified as treasury stock. Pursuant to the terms of the plan, a participant's account balance will be paid in cash by (a) lump sum, (b) monthly installments over a 5, 10 or 15 year period or (c) a combination of lump sum and installments. The deferred compensation liability is recorded at the fair value of the investments held in the trust and is included in accrued expenses.

**10. Capital stock**
In 1994, the Company exchanged 1.7 million shares of Series A Convertible Junior Preferred Stock for the 8.6 million shares of Dollar General common stock owned by C.T.S., Inc., a personal holding company controlled by members of the Turner family, the founders of Dollar General. The Series A Convertible Junior Preferred Stock was authorized by the Board of Directors out of the authorized but unissued preferred stock approved by the Company's shareholders in 1992. On August 23, 1999, the holders of all of the Company's 1.7 million shares of Series A Convertible Junior Preferred Stock converted their shares to 51.1 million split-adjusted shares of Dollar General Common Stock in accordance with the relevant provisions of the Company's charter. Consequently, preferred stock and treasury stock balances were reduced to zero and Series A Convertible Junior Preferred Stock is no longer outstanding or authorized for issuance.

The Company has a Shareholder Rights Plan (the "Plan") under which Series B Junior Participating Preferred Stock Purchase Rights (the "Rights") were issued for each outstanding share of common stock. The Rights were attached to all common stock outstanding as of March 10, 2000, and will be attached to all additional shares of common stock issued prior to the Plan's expiration on February 28, 2010, or such earlier termination, if applicable. The Rights entitle the holders to purchase from the Company one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock (the "Preferred Stock"), no par value, at a purchase price of $100 per Unit, subject to adjustment. Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will become exercisable upon the occurrence of a triggering event as defined in the Plan.

The Company has 5 million shares of common stock available for repurchase through August 2002 under its authorized repurchase program.

**11. Stock incentive plans**
The Company has established stock incentive plans under which restricted stock awards and stock options to purchase common stock may be granted to executive officers, directors and key employees.

In 2001, the Company awarded a total of 32,000 shares of restricted stock to certain executive officers at a weighted average fair value of $17.20 per share. The difference between the market price of the underlying stock and the purchase price, which was set as zero for all restricted stock awards in 2001, on the date of grant was recorded as a reduction of shareholders' equity as unearned compensation expense and will be amortized to expense on a straight line basis over the restriction period, which was set at one year for all restricted stock awards in 2001. Under the terms of the Company's 1998 Stock Incentive Plan, recipients are entitled to receive cash dividends and to vote their respective shares, but are prohibited from selling or transferring shares prior to vesting. In addition, the maximum number of shares eligible for issuance under the terms of the Company's restricted stock award plans has been capped at 100,000. At February 1, 2002, 68,000 shares were available for grant under the Company's restricted stock award plan.

All stock options granted in 2001, 2000 and 1999 under the 1998 Stock Incentive Plan, the 1995 Employee Stock Incentive Plan, the 1993 Employee Stock Incentive Plan and the 1995 Outside Directors Stock Option Plan, were non-qualified stock options issued at a price equal to the fair market value of the Company's common stock on the date of grant. Non-qualified options granted under these plans have expiration dates no later than 10 years following the date of grant.

Under the plans, stock option grants are made to key management employees ranging from executive officers to store managers and assistant store managers, as well as other employees as prescribed by the Company's Corporate Governance and Compensation Committee of the Board of Directors. The number of options granted and the vesting schedules of those options are directly linked to the employee's performance, Company performance and employee tenure depending on the employee's position within the Company.

The plans also provide for annual stock option grants to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels and the fair market value of the stock on the grant date.

The Company applies APB 25, and related interpretations in accounting for its plans. Under this intrinsic-value based method of accounting, compensation expense is generally not recognized for stock option grants in which the exercise price of the stock options equals the market price of the underlying stock on the date of grant and the number of shares subject to exercise is fixed. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table.

| *(Amounts in thousands except per share data)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income - as reported | $ 207,513 | $ 70,642 | $ 186,673 |
| Net income - pro forma | $ 196,052 | $ 50,805 | $ 164,260 |
| Earnings per share - as reported | | | |
| Basic | $ 0.63 | $ 0.21 | $ 0.61 |
| Diluted | $ 0.62 | $ 0.21 | $ 0.55 |
| Earnings per share - pro forma | | | |
| Basic | $ 0.59 | $ 0.15 | $ 0.54 |
| Diluted | $ 0.59 | $ 0.15 | $ 0.49 |

Earnings per share have been adjusted to give retroactive effect to all common stock splits.

The pro forma effects on net income for 2001, 2000 and 1999 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. The fair value of options granted during 2001, 2000 and 1999 is $6.77, $10.76 and $9.26, respectively.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Expected dividend yield | 0.8% | 0.7% | 0.7% |
| Expected stock price volatility | 35.3% | 49.0% | 48.0% |
| Weighted average risk-free interest rate | 4.8% | 6.2% | 5.3% |
| Expected life of options (years) | 6.0 | 6.8 | 4.5 |



The Black-Scholes option model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of the balances and activity for all of the Company's stock option awards for the last three fiscal years is presented below:

| | Shares Under Plans | Weighted Average Exercise Price |
|---|---|---|
| Balance, January 29, 1999 | 23,572,124 | $ 9.06 |
| Granted | 5,968,592 | 21.24 |
| Exercised | (5,442,217) | 6.46 |
| Canceled | (1,432,590) | 13.35 |
| Balance, January 28, 2000 | 22,665,909 | 12.62 |
| Granted | 5,795,360 | 19.75 |
| Exercised | (4,102,739) | 7.17 |
| Canceled | (2,267,402) | 17.30 |
| Balance, February 2, 2001 | 22,091,128 | 15.02 |
| Granted | 7,201,728 | 17.20 |
| Exercised | (1,322,511) | 9.75 |
| Canceled | (1,999,583) | 18.07 |
| **Balance, February 1, 2002** | **25,970,762** | **$15.65** |

The following table summarizes information about stock options outstanding at February 1, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Exercise Price |
| $ 1.68 - $ 10.00 | 4,193,977 | 3.19 | $ 5.25 | 3,186,394 | $ 5.64 |
| $ 10.01 - $ 20.00 | 15,312,708 | 7.97 | 15.97 | 6,997,316 | 15.70 |
| $ 20.01 - $ 23.90 | 6,464,077 | 7.66 | 21.64 | 1,449,082 | 22.03 |
| $ 1.68 - $ 23.90 | 25,970,762 | 7.12 | $ 15.65 | 11,632,792 | $ 13.73 |

At February 1, 2002, there were approximately 20 million shares available for granting of stock options under the Company's stock option plans.

**12. Segment reporting**

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of February 1, 2002, all of the Company's operations were located within the United States. The following data is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

| *(In thousands)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Classes of similar products: | | | |
| Net sales: | | | |
| Highly consumable | $ 3,085,112 | $2,518,052 | $1,996,454 |
| Hardware and seasonal | 888,263 | 706,140 | 640,791 |
| Basic clothing | 581,800 | 554,117 | 482,390 |
| Home products | 767,720 | 772,262 | 768,329 |
| | $ 5,322,895 | $4,550,571 | $3,887,964 |

**13. Quarterly financial data (unaudited)**

The following is selected unaudited quarterly financial data for the fiscal years ended February 1, 2002 and February 2, 2001. Amounts are in thousands except per share data. Per share data has been adjusted for all common stock splits.

| Quarter | First | Second | Third | Fourth (A) |
|---|---|---|---|---|
| 2001: | | | | |
| **Net sales** | $1,202,504 | $ 1,225,254 | $ 1,309,125 | $1,586,012 |
| **Gross profit** | 321,425 | 331,283 | 381,181 | 475,523 |
| **Net income** | 36,233 | 27,100 | 46,737 | 97,443 |
| **Diluted earnings per share** | $ 0.11 | $ 0.08 | $ 0.14 | $ 0.29 |
| **Basic earnings per share** | $ 0.11 | $ 0.08 | $ 0.14 | $ 0.29 |
| 2000: | | | | |
| Net sales | $ 997,079 | $ 1,017,418 | $ 1,094,360 | $ 1,441,714 |
| Gross profit | 269,407 | 284,050 | 318,344 | 379,102 |
| Net income | 29,335 | 27,786 | 45,676 | (32,155) |
| Diluted earnings per share | $ 0.09 | $ 0.08 | $ 0.14 | $ (0.10) |
| Basic earnings per share | $ 0.09 | $ 0.08 | $ 0.14 | $ (0.10) |

(A) The fourth quarter of the 2000 fiscal year contains the markdown described in Note 3, which increased cost of goods sold by $21.5 million, and also includes the litigation settlement expense of $162.0 million described in Note 8.

**14. Guarantor subsidiaries**

All of the Company's subsidiaries (the "Guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under the Notes described in Note 6. Each of the Guarantors is a wholly owned subsidiary of the Company. The Guarantors comprise all of the direct and indirect subsidiaries of the Company. The following consolidating schedules present condensed financial information on a combined basis. Dollar amounts are in thousands.

| | As of February 1, 2002 | | | |
|---|---|---|---|---|
| | DOLLAR GENERAL CORPORATION | GUARANTOR SUBSIDIARIES | ELIMINATIONS | CONSOLIDATED TOTAL |
| BALANCE SHEET DATA: | | | | |
| ASSETS | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ 217,539 | $ 43,986 | $ - | $ 261,525 |
| Merchandise inventories | - | 1,131,023 | - | 1,131,023 |
| Deferred income taxes | 79,203 | 25,888 | - | 105,091 |
| Other current assets | 15,406 | 913,082 | (870,080) | 58,408 |
| Total current assets | 312,148 | 2,113,979 | (870,080) | 1,556,047 |
| Property and equipment, at cost | 158,347 | 1,315,346 | - | 1,473,693 |
| Less accumulated depreciation and amortization | 51,832 | 432,946 | - | 484,778 |
| Net property and equipment | 106,515 | 882,400 | - | 988,915 |
| Other assets, net | 2,079,572 | 2,022 | (2,074,171) | 7,423 |
| Total assets | $ 2,498,235 | $ 2,998,401 | $ (2,944,251) | $ 2,552,385 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| Current liabilities: | | | | |
| Current portion of long-term obligations | $ 65,682 | $ 329,993 | $ - | $ 395,675 |
| Accounts payable | 944,830 | 247,713 | (870,080) | 322,463 |
| Accrued expenses and other | 66,033 | 176,747 | - | 242,780 |
| Litigation settlement payable | 162,000 | - | - | 162,000 |
| Income taxes | 10,493 | 140 | - | 10,633 |
| Total current liabilities | 1,249,038 | 754,593 | (870,080) | 1,133,551 |
| Long-term obligations | 200,460 | 830,881 | (691,871) | 339,470 |
| Deferred income taxes | 7,019 | 30,627 | - | 37,646 |
| Shareholders' equity: | | | | |
| Preferred stock | - | - | - | - |
| Common stock | 166,359 | 23,853 | (23,853) | 166,359 |
| Additional paid-in capital | 301,848 | 929,680 | (929,680) | 301,848 |
| Accumulated other comprehensive loss | (3,228) | - | - | (3,228) |
| Retained earnings | 579,265 | 428,767 | (428,767) | 579,265 |
| | 1,044,244 | 1,382,300 | (1,382,300) | 1,044,244 |
| Less: Common stock purchased by employee deferred compensation trust and restricted stock | 2,526 | - | - | 2,526 |
| Total shareholders' equity | 1,041,718 | 1,382,300 | (1,382,300) | 1,041,718 |
| Total liabilities and shareholders' equity | $ 2,498,235 | $ 2,998,401 | $ (2,944,251) | $ 2,552,385 |

| | As of February 2, 2001 | | | |
|---|---|---|---|---|
| | DOLLAR GENERAL CORPORATION | GUARANTOR SUBSIDIARIES | ELIMINATIONS | CONSOLIDATED TOTAL |
| BALANCE SHEET DATA: | | | | |
| ASSETS | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ 120,643 | $ 41,667 | $ - | $ 162,310 |
| Merchandise inventories | - | 896,235 | - | 896,235 |
| Deferred income taxes | 6,380 | 15,134 | - | 21,514 |
| Other current assets | 15,372 | 606,000 | (576,504) | 44,868 |
| Total current assets | 142,395 | 1,559,036 | (576,504) | 1,124,927 |
| Property and equipment, at cost | 145,294 | 1,194,260 | - | 1,339,554 |
| Less accumulated depreciation and amortization | 37,876 | 328,584 | - | 366,460 |
| Net property and equipment | 107,418 | 865,676 | - | 973,094 |
| Merchandise inventories | - | 116,000 | - | 116,000 |
| Deferred income taxes | 57,946 | - | (5,238) | 52,708 |
| Other assets, net | 1,707,740 | 578 | (1,692,585) | 15,733 |
| Total assets | $ 2,015,499 | $ 2,541,290 | $ (2,274,327) | $ 2,282,462 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| Current liabilities: | | | | |
| Current portion of long-term obligations | $ 856 | $ 8,179 | $ - | $ 9,035 |
| Accounts payable | 663,373 | 210,393 | (576,504) | 297,262 |
| Accrued expenses and other | 54,289 | 159,903 | - | 214,192 |
| Income taxes | 6,875 | 10,571 | - | 17,446 |
| Total current liabilities | 725,393 | 389,046 | (576,504) | 537,935 |
| Long-term obligations | 266,343 | 972,401 | (517,980) | 720,764 |
| Litigation settlement payable | 162,000 | - | - | 162,000 |
| Deferred income taxes | - | 5,238 | (5,238) | - |
| Shareholders' equity: | | | | |
| Preferred stock | - | - | - | - |
| Common stock | 165,646 | 23,853 | (23,853) | 165,646 |
| Additional paid-in capital | 283,925 | 929,677 | (929,677) | 283,925 |
| Retained earnings | 414,318 | 221,075 | (221,075) | 414,318 |
| | 863,889 | 1,174,605 | (1,174,605) | 863,889 |
| Less common stock purchased by employee deferred compensation trust | 2,126 | - | - | 2,126 |
| Total shareholders' equity | 861,763 | 1,174,605 | (1,174,605) | 861,763 |
| Total liabilities and shareholders' equity | $ 2,015,499 | $ 2,541,290 | $ (2,274,327) | $ 2,282,462 |

For the year ended February 1, 2002

| | DOLLAR GENERAL CORPORATION | GUARANTOR SUBSIDIARIES | ELIMINATIONS | CONSOLIDATED TOTAL |
|---|---|---|---|---|
| STATEMENTS OF INCOME DATA: | | | | |
| Net sales | $ 173,070 | $ 5,322,895 | $ (173,070) | $ 5,322,895 |
| Cost of goods sold | - | 3,813,483 | - | 3,813,483 |
| Gross profit | 173,070 | 1,509,412 | (173,070) | 1,509,412 |
| Selling, general, and administrative | 154,362 | 1,154,509 | (173,070) | 1,135,801 |
| Operating profit | 18,708 | 354,903 | - | 373,611 |
| Interest expense | 18,913 | 26,876 | - | 45,789 |
| Income before taxes on income | (205) | 328,027 | - | 327,822 |
| Provisions for taxes on income | (26) | 120,335 | - | 120,309 |
| Equity in subsidiaries' earnings, net of taxes | 207,692 | - | (207,692) | - |
| Net income | $ 207,513 | $ 207,692 | $ (207,692) | $ 207,513 |

For the year ended February 2, 2001

| | DOLLAR GENERAL CORPORATION | GUARANTOR SUBSIDIARIES | ELIMINATIONS | CONSOLIDATED TOTAL |
|---|---|---|---|---|
| STATEMENTS OF INCOME DATA: | | | | |
| Net sales | $ 150,932 | $ 4,550,571 | $ (150,932) | $ 4,550,571 |
| Cost of goods sold | - | 3,299,668 | - | 3,299,668 |
| Gross profit | 150,932 | 1,250,903 | (150,932) | 1,250,903 |
| Selling, general, and administrative | 101,906 | 983,925 | (150,932) | 934,899 |
| Litigation settlement expense | 162,000 | - | - | 162,000 |
| Operating profit (loss) | (112,974) | 266,978 | - | 154,004 |
| Interest expense | 18,372 | 26,985 | - | 45,357 |
| Income before taxes on income | (131,346) | 239,993 | - | 108,647 |
| Provisions for taxes on income | (51,562) | 89,567 | - | 38,005 |
| Equity in subsidiaries' earnings, net of taxes | 150,426 | - | (150,426) | - |
| Net income | $ 70,642 | $ 150,426 | $ (150,426) | $ 70,642 |

For the year ended January 28, 2000

| | DOLLAR GENERAL CORPORATION | GUARANTOR SUBSIDIARIES | ELIMINATIONS | CONSOLIDATED TOTAL |
|---|---|---|---|---|
| STATEMENTS OF INCOME DATA: | | | | |
| Net sales | $ 177,960 | $ 3,887,964 | $ (177,960) | $ 3,887,964 |
| Cost of goods sold | - | 2,794,466 | - | 2,794,466 |
| Gross profit | 177,960 | 1,093,498 | (177,960) | 1,093,498 |
| Selling, general, and administrative | 103,673 | 847,215 | (177,960) | 772,928 |
| Operating profit | 74,287 | 246,283 | - | 320,570 |
| Interest expense | 9,324 | 16,549 | - | 25,873 |
| Income before taxes on income | 64,963 | 229,734 | - | 294,697 |
| Provisions for taxes on income | 23,809 | 84,215 | - | 108,024 |
| Equity in subsidiaries' earnings, net of taxes | 145,519 | - | (145,519) | - |
| Net income | $ 186,673 | $ 145,519 | $ (145,519) | $ 186,673 |

| | For the year ended February 1, 2002 | | | |
|---|---|---|---|---|
| | DOLLAR GENERAL CORPORATION | GUARANTOR SUBSIDIARIES | ELIMINATIONS | CONSOLIDATED TOTAL |
| STATEMENTS OF CASH FLOWS DATA: | | | | |
| **Cash flows from operating activities:** | | | | |
| Net income | $ 207,513 | $ 207,692 | $ (207,692) | $ 207,513 |
| Adjustments to reconcile net income to net cash | | | | |
| Provided by / (used in) operating activities: | | | | |
| Depreciation and amortization | 14,968 | 107,999 | - | 122,967 |
| Deferred income taxes | (7,858) | 14,635 | - | 6,777 |
| Tax benefit from stock option exercises | 5,819 | - | - | 5,819 |
| Change in operating assets and liabilities: | | | | |
| Merchandise inventories | - | (118,788) | - | (118,788) |
| Other current assets | 250 | (307,082) | 293,292 | (13,540) |
| Accounts payable | 281,457 | 37,036 | (293,292) | 25,201 |
| Accrued expenses and other | 9,063 | 16,844 | - | 25,907 |
| Income taxes | 5,490 | (10,431) | - | (4,941) |
| Other | (201,988) | 3,009 | 207,692 | 8,713 |
| **Net cash provided by / (used in) operating activities** | 314,714 | (49,086) | - | 265,628 |
| **Cash flows from investing activities:** | | | | |
| Purchase of property and equipment | (14,098) | (111,267) | - | (125,365) |
| Proceeds from sale of property and equipment | 925 | 368 | - | 1,293 |
| Issuance of long-term notes receivable | (173,070) | - | 173,070 | - |
| **Net cash used in investing activities** | (186,243) | (110,899) | 173,070 | (124,072) |
| **Cash flows from financing activities:** | | | | |
| Issuance of long-term obligations | - | 173,070 | (173,070) | - |
| Repayments of long-term obligations | (1,057) | (10,766) | - | (11,823) |
| Payment of cash dividends | (42,517) | - | - | (42,517) |
| Proceeds from exercise of stock options | 12,268 | - | - | 12,268 |
| Purchase of common stock by employee deferred compensation trust | (269) | - | - | (269) |
| **Net cash provided by / (used in) financing activities** | (31,575) | 162,304 | (173,070) | (42,341) |
| **Net increase in cash and cash equivalents** | 96,896 | 2,319 | - | 99,215 |
| **Cash and cash equivalents, beginning of year** | 120,643 | 41,667 | - | 162,310 |
| **Cash and cash equivalents, end of year** | $ 217,539 | $ 43,986 | - | $ 261,525 |

| | For the year ended February 2, 2001 | | | |
|---|---|---|---|---|
| | DOLLAR GENERAL CORPORATION | GUARANTOR SUBSIDIARIES | ELIMINATIONS | CONSOLIDATED TOTAL |
| **STATEMENTS OF CASH FLOWS DATA:** | | | | |
| **Cash flows from operating activities:** | | | | |
| Net income | $ 70,642 | $ 150,426 | $ (150,426) | $ 70,642 |
| Adjustments to reconcile net income to net cash provided by / (used in) operating activities: | | | | |
| Depreciation and amortization | 13,144 | 98,255 | - | 111,399 |
| Deferred income taxes | (63,911) | (14,031) | - | (77,942) |
| Tax benefit from stock option exercises | 19,018 | - | - | 19,018 |
| Litigation settlement | 162,000 | - | - | 162,000 |
| Change in operating assets and liabilities: | | | | |
| Merchandise inventories | - | (59,803) | - | (59,803) |
| Other current assets | 12,206 | 236,946 | (244,502) | 4,650 |
| Accounts payable | (286,541) | (5,297) | 244,502 | (47,336) |
| Accrued expenses and other | 4,562 | 34,829 | - | 39,391 |
| Income taxes | 2,485 | (12,030) | - | (9,545) |
| Other | (154,550) | 7,155 | 150,426 | 3,031 |
| **Net cash provided by / (used in) operating activities** | (220,945) | 436,450 | - | 215,505 |
| **Cash flows from investing activities:** | | | | |
| Purchase of property and equipment | (15,035) | (201,549) | - | (216,584) |
| Proceeds from sale of property and equipment | 165 | 97,447 | - | 97,612 |
| Issuance of long-term notes receivable | (150,932) | - | 150,932 | - |
| Receipt of dividends | 343,515 | - | (343,515) | - |
| Contribution of capital | (873) | - | 873 | - |
| **Net cash used in investing activities** | 176,840 | (104,102) | (191,710) | (118,972) |
| **Cash flows from financing activities:** | | | | |
| Issuance of short-term borrowings | 220,000 | - | - | 220,000 |
| Repayments of short-term borrowings | (220,000) | - | - | (220,000) |
| Issuance of long-term obligations | 199,595 | 150,932 | (150,932) | 199,595 |
| Repayments of long-term obligations | (1,251) | (111,025) | - | (112,276) |
| Payment of cash dividends | (42,237) | (343,515) | 343,515 | (42,237) |
| Proceeds from exercise of stock options | 34,130 | - | - | 34,130 |
| Repurchase of common stock, net | (62,988) | - | - | (62,988) |
| Issuance of common stock, net | - | 873 | (873) | - |
| Purchase of common stock by employee deferred compensation trust | (2,126) | - | - | (2,126) |
| Settlement of derivative financial instruments | (3,063) | - | - | (3,063) |
| **Net cash provided by / (used in) financing activities** | 122,060 | (302,735) | 191,710 | 11,035 |
| **Net increase in cash and cash equivalents** | 77,955 | 29,613 | - | 107,568 |
| **Cash and cash equivalents, beginning of year** | 42,688 | 12,054 | - | 54,742 |
| **Cash and cash equivalents, end of year** | $ 120,643 | $ 41,667 | $ - | $ 162,310 |

| | For the year ended January 28, 2000 | | | |
|---|---|---|---|---|
| | DOLLAR GENERAL CORPORATION | GUARANTOR SUBSIDIARIES | ELIMINATIONS | CONSOLIDATED TOTAL |
| STATEMENTS OF CASH FLOWS DATA: | | | | |
| **Cash flows from operating activities:** | | | | |
| Net income | $ 186,673 | $ 145,519 | $ (145,519) | $ 186,673 |
| Adjustments to reconcile net income to net cash provided by / (used in) operating activities: | | | | |
| Depreciation and amortization | 8,445 | 71,262 | - | 79,707 |
| Deferred income taxes | (20) | (2,241) | - | (2,261) |
| Tax benefit from stock option exercises | 30,287 | - | - | 30,287 |
| Change in operating assets and liabilities: | | | | |
| Merchandise inventories | - | (158,836) | - | (158,836) |
| Other current assets | (19,847) | (416,626) | 421,122 | (15,351) |
| Accounts payable | 424,770 | 74,354 | (421,122) | 78,002 |
| Accrued expenses and other | 13,129 | (15,273) | - | (2,144) |
| Income taxes | 2,072 | 2,053 | - | 4,125 |
| Other | (149,396) | 397 | 145,519 | (3,480) |
| **Net cash provided by / (used in) operating activities** | 496,113 | (299,391) | - | 196,722 |
| **Cash flows from investing activities:** | | | | |
| Purchase of property and equipment | (24,624) | (117,446) | - | (142,070) |
| Proceeds from sale of property and equipment | 335 | 2,716 | - | 3,051 |
| Issuance of long-term notes receivable | (177,960) | - | 177,960 | - |
| Contribution of capital | (207,476) | - | 207,476 | - |
| **Net cash used in investing activities** | (409,725) | (114,730) | 385,436 | (139,019) |
| **Cash flows from financing activities:** | | | | |
| Issuance of short-term borrowings | 295,324 | - | - | 295,324 |
| Repayments of short-term borrowings | (295,324) | - | - | (295,324) |
| Issuance of long-term obligations | 2,351 | 198,457 | (177,960) | 22,848 |
| Repayments of long-term obligations | (2,182) | (5,523) | - | (7,705) |
| Payment of cash dividends | (33,791) | - | - | (33,791) |
| Proceeds from exercise of stock options | 38,797 | - | - | 38,797 |
| Repurchase of common stock, net | (50,753) | - | - | (50,753) |
| Issuance of common stock, net | - | 207,476 | (207,476) | - |
| **Net cash provided by / (used in) financing activities** | (45,578) | 400,410 | (385,436) | (30,604) |
| **Net increase / (decrease) in cash and cash equivalents** | 40,810 | (13,711) | - | 27,099 |
| **Cash and cash equivalents, beginning of year** | 1,878 | 25,765 | - | 27,643 |
| **Cash and cash equivalents, end of year** | $ 42,688 | $ 12,054 | $ - | $ 54,742 |

# DIRECTORS

**Dennis C. Bottorff** (2)
*Chairman - Council Ventures*

**Barbara L. Bowles** (1)
*Chairman and CEO - The Kenwood Group*

**James L. Clayton** (1)
*Chairman - Clayton Homes, Inc.*

**Reginald D. Dickson** (1)
*Chairman - Buford, Dickson, Harper and Sparrow, Inc.*

**E. Gordon Gee** (2)
*Chancellor - Vanderbilt University*

**John B. Holland** (1)*
*Executive Vice President, Operations - Fruit of the Loom, Inc.*

**Barbara M. Knuckles** (1)
*Director of Development and Corporate Relations - North Central College*

**James D. Robbins** (1)
*Retired Managing Partner - PricewaterhouseCoopers L.L.P.*

**Cal Turner, Jr.**
*Chairman and CEO - Dollar General Corporation*

**David M. Wilds** (2)
*Managing Partner - 1st Avenue Partners, L.P.*

**William S. Wire, II** (2)*
*Retired Chairman - Genesco, Inc.*

(1) Audit Committee Member (2) Corporate Governance and Compensation Committee Member (*) Committee Chairman


42

# OFFICERS

**Cal Turner, Jr.**
*Chairman & Chief Executive Officer*

**Don Shaffer**
*President & Chief Operating Officer*

**Bruce Ash**
*Vice President, Information & Administrative Services*

**Melissa Buffington**
*Vice President & Chief Administrative Officer*

**Jim Hagan**
*Executive Vice President & Chief Financial Officer*

**Tom Hartshorn**
*Executive Vice President, Merchandising*

**Bob Layne**
*Vice President, Merchandising Support*

**Bob Lewis**
*Vice President & Controller*

**Stonie O'Briant**
*Executive Vice President, Operations*

**Jeff Sims**
*Vice President, Distribution*

**Bob Warner**
*Vice President, General Merchandising Manager*

ABOUT THE COMPANY

Dollar General Corporation operates general merchandise stores which feature quality merchandise at everyday low prices and serve primarily low-, middle- and fixed-income families. All of the Company's stores are located in the United States, predominantly in small towns in 27 states.

ANNUAL MEETING

Dollar General Corporation's annual meeting of shareholders is scheduled for 10:00 a.m. CDT on Monday, June 3, 2002, at the Goodlettsville City Hall auditorium, 105 South Main Street, Goodlettsville, Tennessee. Shareholders of record as of April 1, 2002, are entitled to vote at the meeting.

10-K REPORT/SALES INFORMATION

A copy of Dollar General Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge. Requests should be directed to Dollar General Corporation, Investor Relations, Attention: Pam Carris, 100 Mission Ridge, Goodlettsville, Tennessee 37072. For weekly sales information, call 615-855-5529. Dollar General's website address is www.dollargeneral.com.

NYSE: DG

The common stock of Dollar General Corporation is traded on the New York Stock Exchange, trading symbol "DG." The approximate number of shareholders of record of the Company's common stock as of March 15, 2002, was 16,039.

EXECUTIVE OFFICES

Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072
(615) 855-4000

DIRECT STOCK PURCHASE/
DIVIDEND REINVESTMENT PLAN

Enrollment materials are available on our website, www.dollargeneral.com, or by calling (888) 266-6785. The Dollar General Direct Stock Purchase Plan is administered by the Company's transfer agent, Registrar and Transfer Company.

INDEPENDENT AUDITORS

Ernst & Young LLP
Nashville, Tennessee

TRANSFER AGENT

Registrar and Transfer Company
P.O. Box 1010
Cranford, New Jersey 07016
(908) 272-8511 or (800) 866-1340

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent listed above.

DIVIDENDS AND STOCK PRICES BY QUARTER

The following table sets forth the range of the high and low closing prices of the Company's common stock during each quarter in 2001 and 2000, as reported on the New York Stock Exchange, together with dividends. All numbers have been restated to reflect common stock splits.

| 2001 | First | Second | Third | Fourth |
|---|---|---|---|---|
| **High** | $23.73 | $20.90 | $18.10 | $16.70 |
| **Low** | $15.51 | $15.94 | $11.23 | $13.34 |
| **Dividends** | $ .032 | $ .032 | $ .032 | $ .032 |

| 2000 | First | Second | Third | Fourth |
|---|---|---|---|---|
| High | $ 21.80 | $ 21.44 | $ 23.06 | $ 19.81 |
| Low | $ 14.65 | $ 16.31 | $ 14.75 | $ 13.50 |
| Dividends | $ .026 | $ .032 | $ .032 | $ .032 |

# MARKET AREA


Distribution Center
Zanesville, Ohio
Distribution Center
Scottsville, Kentucky
Distribution Center
South Boston, Virginia
Distribution Center
Fulton, Missouri
49
282
8
56
19
300
239
238
125
60
137
255
236
109
216
286
202
191
152
263
307
193
318
Distribution Center
Indianola, Mississippi
Distribution Center
Ardmore, Oklahoma
Distribution Center
Alachua, Florida
Executive Offices
Goodlettsville, Tennessee

*Numbers indicate total number of stores per state as of February 1, 2002*
*Total number of stores: 5,540*



